40-33



Branch 18
811-01540
(AIM Fund Group)

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

January 31, 2005




05045064


SEC MAIL PROCESSING
RECEIVED
FEB 10 2005
WASH. D.C.
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of a **Stipulation to Enlarge Time for Defendants AIM Investments, LTD., A I M Advisors, Inc., A I M Capital Management, Inc., and INVESCO Institutional (N.A.), Inc. to Respond to the Class Action Complaint** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

S:\srr\Litigation\Hogan v AIM\Corr\L-013105SEC.doc
013105 (1) vtt

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth


SEC MAIL PROCESSING
RECEIVED
FEB 10 2005
WASH, D.C.
185
SECTION

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013105 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

AVO HOGAN, and JULIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,	§	
	§	
Plaintiffs,	§	
	§	Civil Action No. 3:05CV73P
v.	§	
	§	
BOB R. BAKER, et al.,	§	
	§	
Defendants.	§	

STIPULATION TO ENLARGE TIME FOR DEFENDANTS AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT INC., AND INVESCO INSTITUTIONAL (N.A.), INC. TO RESPOND TO THE CLASS ACTION COMPLAINT

Defendant, Aim Investments, LTD., Aim Advisors, Inc., Aim Capital Management Inc., and Invesco Institutional (N.A.), Inc. (the "AIM Defendants") and Plaintiffs, file this stipulation to enlarge time, as authorized by Federal Rule of Civil Procedure 6(b).

A. Stipulation

1. Plaintiffs filed their Class Action Complaint on January 11, 2005. The Answer is due on February 3, 2005.

2. Due to the need for additional time to investigate Plaintiffs' claims and prepare an answer, motion or other response in this case, counsel for the AIM Defendants has requested that they have until March 7, 2005 to answer, move or otherwise respond to the Complaint. The parties have stipulated that the AIM Defendants may have until March 7, 2005 to do so.

B. Prayer

3. For these reasons, the parties ask the court to enlarge the time until March 7, 2005 for the AIM Defendants to answer, move or otherwise respond to the Complaint.



Respectfully submitted,



Paul E. Ridley
State Bar Number 16901400

KIRKPATRICK & LOCKHART
NICHOLSON GRAHAM LLP
2828 North Harwood Street, Suite 1800
Dallas, Texas 75201-6966
Telephone: (214) 939-4900
Telecopier: (214) 939-4949

ATTORNEYS FOR DEFENDANTS AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT INC., AND INVESCO INSTITUTIONAL (N.A.), INC.

AGREED:



Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219

ATTORNEY FOR PLAINTIFFS


AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
FEB 08 2005
WASH. D.C. 202 SECTION

February 3, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc. and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc. and A I M Distributors, Inc., a distributor, a copy of **Respondents' First Request for Documents and Information to Claimant** in *DTI Financial, Inc. v. A I M Management Group Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\DTI Financial Inc\NASD Arbitration\Corr\L-020305SEC.doc
L-020305 (1) vtt

THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
DIVISION OF ARBITRATION

DTI FINANCIAL, INC.	§	
	§	
Claimant,	§	
	§	**NASD Dispute**
v.	§	**Resolution Arbitration**
	§	**Case No. 04-02421**
A I M DISTRIBUTORS, INC. and	§	
A I M MANAGEMENT GROUP INC.,	§	
	§	
Respondents.	§	

RESPONDENTS' FIRST REQUEST FOR
DOCUMENTS AND INFORMATION TO CLAIMANT

Pursuant to Rule 10321 of the National Association of Securities Dealers Code of Arbitration Procedure, Respondents A I M Distributors, Inc. and A I M Management Group Inc. (collectively "AIM") by their attorneys, Fulbright & Jaworski L.L.P., hereby request that Claimant, DTI Financial, Inc., produce the following documents and provide the following information within thirty days of the service of these requests.

Respectfully submitted,

FULBRIGHT & JAWORSKI L.L.P.

By 

David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5151
Facsimile: 713.651.5246
Counsel for Respondents,
A I M Distributors, Inc. and
A I M Management Group Inc.

CERTIFICATE OF SERVICE

State of Texas §
§
County of Harris §

I, Charles Jason Rother, do hereby certify that on February 2, 2005, a true and correct copy of the Respondents' First Request For Documents And Information To Claimant was forwarded by certified mail to the following address:

Mr. Salar Ali Ahmed
Ali S. Ahmed P.C.
Travis Tower
1301 Travis Street, Suite 1200
Houston, Texas 77002
Claimant's Attorney



Charles Jason Rother

DEFINITIONS AND INSTRUCTIONS

A. "Arbitration" means the above-captioned arbitration, NASD Case No. 04-02421.

B. "AIM" or "Respondents" means A I M Distributors, Inc. and A I M Management Group Inc., including their employees, agents, and/or representatives.

C. "Claimant" or "you" means DTI Financial, Inc., including its employees, agents, and/or representatives and including anyone acting on the Claimant's behalf and, specifically, Mr. Deepak Gulati and Mr. Marc Stashower.

D. "Document" means any written, recorded or graphic representation, however made, and any data compilation or electronically stored information which can be obtained or translated, if necessary, through detection devices into reasonably usable form. "Document" as used herein includes, but is not limited to, information stored on computer memory and storage media (*i.e.* disks, tapes, hard drives), correspondence, telexes, facsimiles, e-mails or other electronic messages, written communications, notes, memoranda, telegrams, records, reports, wire transfer instructions, confirmation slips, computer printouts, calculations, worksheets and work papers, tabulations, charts, contracts, agreements, statements, account statements, diary entries, calendar entries, summaries, transcripts of conversations or meetings, statistics, studies, receipts, books of account, ledgers, financial statements, profit and loss statements, net worth statements, invoices, checks and bills. "Document" as used herein shall also include any electronic recording or representation of information including, but not limited to, tape recordings, computer tapes, videotapes, films and photographs. Any draft, or carbon or photographic copy, of material shall be considered a separate document if its content differs in any respect from the original.

E. "Accounts" shall mean any and all accounts held (at any time) at AIM that DTI Financial, Inc. claims to be at issue in this matter.

F. "Fees" shall mean any and all fees and/or commissions associated with the Accounts that were paid by AIM to DTI Financial, Inc. or that DTI Financial, Inc. claims to be owed by AIM in this matter.

G. "Statement of Claim" means the Statement of Claims of DTI Financial, Inc. filed in this matter.

H. "Referring to or relating to" are used in the broadest sense and shall mean and include, but shall not be limited to, advert, allude, concern, constitute, describe, discuss, mention, note, pertain, quote, recite, recount, reflect, report or state. These terms mean, without limitation, any reference or relationship which either: (1) provides information with respect to the subject of inquiry; or (2) might lead to individuals who, or Documents which, might possess or contain information with respect to the subject of inquiry.

I. "Person" means any natural person, corporation, partnership, association, joint venture, firm, fund, trust, committee, government body or other business enterprise or legal entity.

J. "Communication" shall mean every manner of transmitting or receiving facts, information, opinions, or thoughts, whether orally, by document, writing or copy thereof, or otherwise.

K. Each document is to be produced with all non-identical copies and drafts thereof, in its entirety without abbreviation or redaction.

L. "Act" means the Investment Company Act of 1940, as amended.

M. Unless a Request otherwise indicates, it calls for Documents or information from a limited time period – from September 1, 1987 (date of Claimant's executing agreements with AIM) to the present. Requests for Documents *without limitation as to time* are for all Documents regardless of when they were prepared or information regardless of when it was acquired.

N. The connectives "and" and "or" shall be construed either disjunctively or conjunctively as necessary to bring within the scope of the request all responses that otherwise might be considered outside its scope.

O. The use of the singular form of any word includes the plural and vice versa.

P. Claimant is to produce the requested Documents that are in its possession, custody or control, including without limitation Documents in the possession of accountants, attorneys, experts, bookkeepers, consultants, financial advisors, employees, agents, or other persons acting on Claimant' behalf, and regardless of the source of the document or who prepared the document. If no Documents exist that are responsive to one or more of the following requests, please so indicate when Documents are produced. If any of the requested Documents are no longer within Claimant's possession, custody or control, please so indicate and set forth the location of such Documents if known.

Q. Each document is to be produced with all non-identical copies and drafts thereof, in its entirety and without redaction.

R. Responsive Documents shall be produced as they have ordinarily been kept and shall be organized and labeled to correspond to the enumerated Requests of this demand.

S. If a document is withheld on the grounds of privilege, the response shall describe: (a) such document, including the number of pages of the document; (b) the date the document was created; (c) the subject matter with which the document deals; (d) the names and addresses of all persons who participated in the creation of the document; (e) the names and addresses of all persons who received the document; (f) the names and addresses of all persons who read the document (or any portion thereof) or to whom the document (or any portion thereof) was read; and (g) state the factual basis for the claim of privilege in sufficient detail to permit the validity of the claim of privilege to be adjudicated.

T. If any document responsive to this request has been destroyed, discarded or placed outside of Claimant's possession, custody or control, the response shall specify each such document and set forth the following information: (a) the date of the document; (b) a description of the subject matter of the document; (c) the reason the document is unavailable; (d) the name(s) and address(es) of each person who prepared, received, or reviewed the Documents; and (e) the name of each person who has or had possession, custody or control of the document.

DOCUMENTS TO BE PRODUCED
AND INFORMATION REQUESTED

1. Please produce any and all Documents relating to the Accounts.

2. Please produce any and all Documents relating to the Fees.

3. Please produce any and all monthly, quarterly, and/or annual statements relating to the Accounts.

4. Please produce any and all monthly, quarterly, and/or annual statements relating to the Fees.

5. Please produce any and all agreements or contracts executed between Claimant and AIM (or anyone acting on its behalf).

6. Please produce all Documents relating to or evidencing communications and/or correspondence sent by Claimant (or on Claimant's behalf) to AIM (or on AIM's behalf).

7. Please produce all Documents relating to or evidencing communications and/or correspondence received by Claimant (or on Claimant's behalf) from AIM (or on AIM's behalf).

8. Please list the time, date, location, and subject matter of any meeting or telephone calls between Claimant (or an anyone acting of Claimant's behalf) and AIM (or anyone acting on AIM's behalf) relating to the Accounts or Fees.

9. Please produce all Documents relating to any meetings or telephone calls between Claimant (or an anyone acting of Claimant's behalf) and AIM (or anyone acting on AIM's behalf) relating to the Accounts or Fees.

10. Please produce any and all taped, transcribed, or in any way recorded, telephone conversations between Claimant and AIM regarding Claimant's business, the Accounts, or Fees.

11. Please produce any and all taped, transcribed, or in any way recorded, telephone conversations between Claimant and any Person regarding the Accounts, or Fees.

12. Please list the name(s) of each AIM employee, past or present, with whom Claimant communicated regarding the Accounts or Fees, *without limitation as to time*, including the date and description of the substance of the communication.

13. Please produce all Documents reflecting the identity of each AIM employee, past or present, who communicated with Claimant regarding the Accounts or Fees.

14. Please produce all Documents relating to or evidencing communications and/or correspondence <u>sent</u> by Claimant (or on Claimant's behalf) from AIM (or on AIM's behalf) relating to the Accounts or Fees.

15. Please produce all Documents relating to or evidencing communications and/or correspondence received by Claimant (or on Claimant's behalf) from AIM (or on AIM's behalf) relating to the Accounts or Fees.

16. Please produce all Documents, *without limitation as to time*, that reflect, refer or relate to Claimant's request for payment of Fees.

17. Please produce all diaries, calendars, notes or other Documents of any kind that in any way reflect, refer or relate to conversations, oral communications or meetings between Claimant and AIM regarding the Accounts or the Fees.

18. Please produce all Documents relating to or evidencing communications and/or correspondence between Claimant and any Person or entity relating to the Fees, Accounts, or Claimant's brokerage business (other than privileged Documents written by and received from Claimant' counsel of record).

19. Please list the names and addresses of all Persons or entities (other than Claimant's counsel of record) with whom Claimant discussed the Accounts, Fees, or Claimant' Original Statement of Claim, whether prior to commencement of this arbitration or thereafter.

20. Please produce all Documents referring to or reflecting the above conversations.

21. Please produce all Documents that Claimant, or any agent of Claimant, relied upon in preparation of the Claimant' Original Statement of Claim.

22. Please produce all diaries, calendars, notes or other Documents of any kind that in any way reflect, refer or relate to conversations, communications or meetings between Claimant and any Person (other than Claimant' counsel of record) regarding the Accounts or the Fees.

23. Please produce all correspondence to and from (or written on its behalf) of Claimant to any regulatory or self-regulatory authority regarding it brokerage business, the Accounts, or Fees.

24. Please list the names and addresses of all current directors, officers, and employees of Claimant. Please indicate the dates of each such employment, the annual salary, bonus and other compensation received, and the positions held by each.

25. Please list the names and addresses of all former directors, officers, and employees of Claimant. Please indicate the dates of each such employment, the annual salary, bonus and other compensation received, and the positions held by each.

26. Please produce all Documents relating to or evidencing communications and/or correspondence between Claimant and Advanced Planning Securities, Inc. relating to the Fees, Accounts, or Claimant's brokerage business.

27. Please describe any corporate relationship between Claimant and Advanced Planning Securities, Inc.

28. Please produce all Documents referring, reflecting or relating to any corporate relationship between Claimant and Advanced Planning Securities, Inc.

29. Please produce any and all agreements between Claimant and Advanced Planning Securities, Inc., and Documents related to any such agreements.

30. Please describe any compensation or consideration received by Claimant from Advanced Planning Securities, Inc. in exchange for any Claimant's transfer of its alleged 12b-1 fees.

31. Please produce any and all due diligence Documents and other materials related to the purchase of Claimant (or any assumption of Claimant's accounts) by Advanced Planning and/or Gary Victorson.

32. Please produce any and all due diligence Documents and other materials related to the potential purchase of Claimant (or any assumption of Claimant's accounts) by any other Persons interested in the purchase of Claimant.

33. Please produce any and all Documents related to any compensation or consideration received by Claimant from Advanced Planning Securities, Inc. in exchange for any Claimant's transfer of its 12b-1 fees.

34. Please produce all Documents relating to or evidencing communications and/or correspondence received by Claimant from Victorson Associates, Inc. relating to the Fees, Accounts, or Claimant's brokerage business.

35. Please describe any corporate relationship between Claimant and Victorson Associates, Inc.

36. Please produce all Documents referring, reflecting or relating to any corporate relationship between Claimant and Victorson Associates, Inc.

37. Please produce any and all agreements between Claimant and Victorson Associates, Inc., and Documents related to any such agreements.

38. Please describe any compensation or consideration received by Claimant from Victorson Associates, Inc. in exchange for Claimant's transfer of its alleged 12b-1 fees. (*See* Statement of Claim, Exhibit C.)

39. Please produce any and all Documents related to any compensation or consideration received by Claimant from Victorson Associates, Inc. in exchange for Claimant's transfer of its alleged 12b-1 fees. (*See* Statement of Claim, Exhibit C.)

40. Please produce all Documents relating to or evidencing communications and/or correspondence between Claimant and Mr. Gary Victorson relating to the Fees, Accounts, or Claimant's brokerage business.

41. Please produce any and all agreements between Claimant and Mr. Gary Victorson., and Documents related to any such agreements.

42. Please produce all Documents relating to or evidencing communications and/or correspondence between Claimant and Mr. Marc Stashower relating to the Fees, Accounts, or Claimant's brokerage business.

43. Please produce any and all agreements between Claimant and Marc Stashower, and Documents related to any such agreements.

44. Please list the names and addresses of all accountants, consultants, banks, investment and/or other financial institutions engaged by Claimant, and the dates of each such engagement.

45. Please list, *without limitation as to time*, any and all claims, lawsuits, or arbitrations initiated by Claimant and/or Mr. Deepak Gulati, other than this arbitration. Please indicate the nature of those claims and the ultimate resolution.

46. Please list, *without limitation as to time*, any and all claims, lawsuits, or arbitrations initiated against Claimant and/or Mr. Deepak Gulati, other than this arbitration, including, but not limited to *Chanayil v. Gulati,* 169 F.3d 168 (2d. Cir. 1999). Please indicate the nature of those claims and the ultimate resolution.

47. Please list, *without limitation as to time*, any and all claims, lawsuits, or arbitrations initiated by Claimant and/or Mr. Deepak Gulati regarding commissions and/or fees associated with Claimant's brokerage business. Please indicate the nature of those claims and the ultimate resolution.

48. Please produce all income tax returns and all schedules thereto, filed by or on behalf of Claimant, whether such returns were submitted individually or jointly with another or others, for each year beginning with 1987.

49. Please produce all Documents that reflect, refer or relate to Claimant's current assets, liabilities, income, and/or general financial condition.

50. Please produce all Documents that reflect, refer or relate to Claimant's assets, liabilities, income, and/or general financial condition during the years 1987 to current.

51. Please produce, *without limitation as to time*, all Documents evidencing Claimant's interest, either individually or jointly, in any corporate venture, partnership, entity or business.

52. Please list Claimant's net worth (including amounts of assets and liabilities), for each year beginning with 1987 through current.

53. Please produce all financial statements of Claimant, or any Documents, showing assets, liabilities, or net worth, for each year beginning with 1987 through current.

54. Please list each source of income of any kind for Claimant for each year beginning with 1987 through current, the amount thereof, and the total income derived from these sources for each for each such year.

55. Please produce, *without limitation as to time*, all account statements and other Documents of banks, savings and loans, trust companies or other depository organizations with respect to Claimant, including all such statements and records that reflect account numbers, balances, deposits and withdrawals.

56. Please list all residences and/or addresses used by Claimant since 1987 through current. Please indicate the time periods for each residence and address.

57. Please produce all Documents that relate to the business location/address of Claimant throughout its existence, including but not limited to lease documents, advertisements, phone book listings, notice to clients of change of address.

58. Please list all residential, business and cellular telephone numbers (and service provider for such telephone numbers), in the name of or utilized by Claimant since 1987 through current.

59. Please detail the history of Claimant's corporate existence in New York, Texas, or any other state (*i.e.*, please provide (a) the dates when Claimant became a corporate entity in good standing in New York, Texas, or any other state; (b) any change in that status, along with the date of that change; and/or (c) the date, if any, when Claimant ceased to maintain its active, good standing status in those states).

60. Please produce any and all Documents that refer, reflect, relate to or support Claimant's existence as a corporate entity currently registered to do business in Texas, New York, or any other state.

61. Please produce any and all Documents that refer, reflect, relate to or support Claimant's existence as a corporate entity ever registered to do business in Texas, New York, or in any state.

62. Please produce any and all Documents where Claimant provided notice to AIM of any change in address of Claimant.

63. Please produce any and all Documents where Claimant provided notice to AIM of any change in telephone number of Claimant.

64. Please produce any and all Documents where Claimant provided notice to AIM of any change in the corporate existence of Claimant.

65. Please produce any and all Documents where Claimant provided notice to AIM of the arrest, conviction, and/or incarceration of its principal, Mr. Deepak Gulati.

66. Please produce all Documents and/or statements that were given to any of Claimant's clients (or potential clients) who inquired about and/or invested in AIM funds.

67. Please provide a detailed history of Claimant's NASD member status for the years 1987 through current (*i.e.*, please provide the dates when Claimant was a NASD member in good standing, as well as any date, if any, when Claimant ceased to maintain its standing as a NASD member in good standing).

68. Please produce any and all Documents that refer, reflect, relate to or support the NASD member status of Claimant from 1987 though current.

69. Please provide a detailed history of Mr. Deepak Gulati's NASD status for the years 1987 through current (*i.e.*, please provide the dates when Mr. Deepak Gulati held a NASD license or was a NASD registered representative in good standing, as well as any date, if any, when Mr. Deepak Gulati ceased to maintain his license or remain a NASD registered representative in good standing).

70. Please produce the personnel file and/or work histories of Mr. Deepak Gulati, including any of Claimant's applications and/or filings with the NASD on his behalf or related to Mr. Deepak Gulati's status as a registered representative.

71. Please produce any and all Documents that refer, reflect, relate to or support the NASD status of Mr. Deepak Gulati from 1987 though current.

72. Please provide a detailed history of Mr. Marc Stashower's NASD status for the years 1987 through current (*i.e.*, please provide the dates when Mr. Marc Stashower held a NASD license or was a NASD registered representative in good standing, as well as any date, if any, when Mr. Marc Stashower had a change in status and/or ceased to maintain his license or remain a NASD registered representative in good standing).

73. Please produce the personnel file and/or work histories of Mr. Marc Stashower, including any of Claimant's applications and/or filings with the NASD on his behalf or related to Mr. Marc Stashower's status as a registered representative.

74. Please produce any and all Documents that refer, reflect, relate to or support the NASD status of Mr. Marc Stashower from 1987 though current.

75. Please detail any fines, penalties, sanctions, terminations, expulsions, cancellations or other regulatory action ever taken by the NASD against Claimant.

76. Please produce any and all Documents that refer, reflect, relate to or support any fines, penalties, sanctions, terminations, expulsions, cancellations or other regulatory action ever taken by the NASD against Claimant.

77. Please detail any fines, penalties, sanctions, terminations, expulsions, cancellations or other regulatory action ever taken by the NASD against Mr. Deepak Gulati.

78. Please produce any and all Documents that refer, reflect, relate to or support any fines, penalties, sanctions, terminations, expulsions, cancellations or other regulatory action ever taken by the NASD against Mr. Deepak Gulati.

79. Please detail any fines, penalties, sanctions, terminations, expulsions, cancellations or other regulatory action ever taken by the NASD against Mr. Marc Stashower.

80. Please produce any and all Documents that refer, reflect, relate to or support any fines, penalties, sanctions, terminations, expulsions, cancellations or other regulatory action ever taken by the NASD against Mr. Marc Stashower.

81. Please list and detail any arrest, indictments, convictions, or other criminal action ever taken by any law enforcement agent against Claimant or its officers or directors.

82. Please produce any and all Documents that refer, reflect, relate to or support any arrest, indictments, convictions or other criminal action ever taken by any law enforcement agent against Claimant or its officers or directors.

83. Please detail any arrest, indictments, convictions, or other criminal action ever taken by any law enforcement agent against Mr. Deepak Gulati (including, but not limited to, the federal conviction detailed in *Gulati v. United States of America*, 1995 U.S. Dist. LEXIS 5197).

84. Please produce any and all Documents that refer, reflect, relate to or support any arrest, indictments, convictions or other criminal action ever taken by any law enforcement agent against Claimant (including, but not limited to, the federal conviction detailed in *Gulati v. United States of America*, 1995 U.S. Dist. LEXIS 5197).

85. Please list all individuals whom you expect to call as an expert witness at any hearing in this Arbitration.

86. Please produce all Documents reviewed by each individual whom you will call as an expert witness at any hearing in this matter.

87. Please produce all Documents relied upon by an individual in forming an expert opinion that will be offered at any hearing of this matter.

88. Please produce all Documents related to the Arbitration prepared by or at the direction of any expert(s) retained by or on behalf of the Claimant.

89. Please produce a copy of the most current resume or CV for any individual who will be called as an expert witness at any hearing in this matter.

90. Please produce copies of affidavits or depositions or other sworn testimony given by any individual who will be called as an expert witness at any hearing in this matter.

91. Please list all arbitrations or lawsuits in which any individual from whom you intend to elicit expert testimony gave sworn testimony.

92. Please produce all written reports, and drafts of same, of each expert listed in response to Request 77 [requesting Claimant to list all individuals whom it expects to call as an expert witness at any hearing in this Arbitration] and produce each such expert's complete file regarding this case.

93. Please state the identity and location (name, address, and telephone number) of each potential party in the Arbitration.

94. Please produce all exhibits, reports, notes, memoranda, charts, graphs and other Documents of any kind that Claimant intends to introduce in evidence or utilize in aid of testimony at the hearing of this Arbitration.

95. Please state the identity and location (name, address, and telephone number) of each person who has any knowledge, whether personal knowledge or other knowledge, of facts or discoverable matters, whether or not admissible, that may be relevant to any issue in this Arbitration.

96. Please produce all Documents relating to Claimant's accounting for the receipt of 12b-1 fees from AIM or reflect the amount of Fees allegedly owed.

97. Please produce all notes, memoranda or other Documents of any kind reflecting, referring or relating to or supporting Claimant's calculation of alleged damages as set forth in the Statement of Claim.

98. Please produce all Documents reflecting, referring or relating to any actions taken by Claimant to limit the alleged losses from the transactions placed at issue by the Statement of Claim.

99. Please provide the date upon which Claimant first became aware of that Claimant was not receiving payment of Fees.

100. Please produce any and all Documents that refer, reflect, relate to or support the date Claimant first became aware that Claimant was not receiving payment of Fees.

101. Please produce any and all Documents that refer, reflect, relate to or support any of the following allegations, or any part thereof, contained in Claimant' Original Statement of Claim:

    a. That AIM breached any duty, fiduciary or otherwise, owed to Claimant;

    b. That AIM acted unfairly in competition with or against Claimant;

    c. That AIM is liable to Claimant under theories of a breach of good faith and fair dealing;

    d. That AIM committed acts to disparage Claimant;

    e. That AIM is liable under theories of unjust enrichment;

    f. That AIM misappropriated any confidential and/or proprietary information of Claimant;

    g. That AIM breached any contract with Claimant;

    h. That AIM committed common law fraud or negligent misrepresentation;

    i. That AIM violated the Texas Fraud Statute;

    j. That AIM is liable under theories of intentional misrepresentation;

    k. That AIM violated any federal or state securities law or regulation, including the Investment Company Act of 1940;

102. Please produce any and all Documents that refer, reflect, relate to or support the allegation that DTI, at all relevant times, "provided [distribution assistance and administrative support] to DTI's clients that owned shares in AIM's mutual funds." (Statement of Claim, ¶ 11.)

103. Please produce any and all Documents that refer, reflect, relate to or support the allegation that DTI "provided [distribution assistance and administrative support] to DTI's clients that owned shares in AIM's mutual funds" during the years 1993 through 2001. (Statement of Claim, ¶ 11.)

104. Please produce any and all Documents that refer, reflect, relate to or support the allegation that DTI, at all relevant times, "sold shares of AIM's investment and mutual funds." (Statement of Claim, ¶ 13.)

105. Please produce any and all Documents that refer, reflect, relate to or support the allegation that DTI "sold shares of AIM's investment and mutual funds" during the years 1993 through 2001. (Statement of Claim, ¶ 13.)

106. Please produce any and all Documents that refer, reflect, relate to or support the allegation that as of June 30, 1992, DTI has placed approximately $3,000,000 with AIM (Statement of Claim, ¶ 15.)

107. Please produce any and all Documents that refer, reflect, relate to or support the allegation that as of June 30, 1992, DTI has placed approximately 596 accounts with AIM (Statement of Claim, ¶ 15.)

108. Please produce any and all Documents that refer, reflect, relate to or support the allegation that AIM received correspondence submitted to Mr. John Caldwell by Claimant on March 3, 1992. (Statement of Claim, ¶ 16.)

109. Please produce any and all Documents that refer, reflect, relate to or support any communications between Claimant and Mr. Wayne Lazier. (Statement of Claim, Exhibit C.)

110. Please produce any and all Documents that refer, reflect, relate to or support the allegation that Claimant transferred its clients to Victorson Associates, Inc. in July 1992. (Statement of Claim, ¶ 16.)

111. Please produce any and all Documents that refer, reflect, relate to or support the allegation that Mr. Marc Stashower continued to oversee Claimant's clients following July 1992. (Statement of Claim, ¶ 16.)

112. Please produce any and all Documents that refer, reflect, relate to or support the allegation that Victorson Associates and/or Gary Victorson maintained an "existing and valid broker/dealer relationship with AIM" in July 1992. (Statement of Claim, ¶ 17.)

113. Please detail the amount of time that lapsed between the March 3, 1992, correspondence from Claimant to AIM (Statement of Claim, ¶ 17) and when "Mr. Stashower informed DTI that AIM had not paid Victorson." (Statement of Claim, ¶ 20.) In essence, please define the amount of time described by the phrase "some time later" in ¶ 20 of the Statement of Claim.

114. Please produce any and all Documents that refer, reflect, relate to or support the allegation that that "AIM admitted to have made a mistake." (Statement of Claim, ¶ 21.)

115. Please produce any and all Documents that refer, reflect, relate to or support the allegation that AIM paid 12b-1 fees to Victorson "without requiring any action to be taken or paperwork to be prepared on the part of the DTI or Victorson." (Statement of Claim, ¶ 21.)

116. Please produce the November 15, 2002, and January 3, 2003, correspondence referenced referred to in ¶ 23 of the Statement of Claim.

117. Please describe in detail the "trade secret and confidential information" Claimant alleges to have been misappropriated by AIM. (Statement of Claim, ¶ 29.)

118. Please produce any and all Documents that refer, reflect, relate to or support the allegation that AIM "requested" Claimant's "trade secret and confidential information." (Statement of Claim, ¶¶ 26-27.)

119. Please produce any and all Documents that refer, reflect, relate to or support the allegation that AIM "used [the trade secrets and confidential information] to its' own economic benefit to compete" with Claimant. (Statement of Claim, ¶ 29.)

120. Please detail the harm alleged to have been caused by AIM to Claimant's "business reputation and goodwill." (Statement of Claim, ¶ 31.)

121. Please produce any and all Documents that refer, reflect, relate to or support the status of Claimant's "business reputation and goodwill" that Claimant alleges to have been damaged by AIM during the years 1992 to current. (Statement of Claim, ¶ 31.)

122. Please produce any and all Documents that refer, reflect, relate to or support the argument that payment of 12b-1 fees can be paid by AIM to broker-dealers that do not maintain a written agreement with AIM.

123. Please produce any and all Documents that refer, reflect, relate to or support the allegation that AIM intended to "injure DTI's reputation and goodwill and to ultimately cause DTI to fail as a business." (Statement of Claim, ¶ 33.)

124. Please produce the alleged <u>written</u> "unauthorized communication with DTI's customers, potential customers, and vendors" and any and all Documents that refer, reflect, relate to those <u>written</u> communications. (Statement of Claim, ¶ 35.)

125. Please list the time, date, location, participants and subject matter of any alleged oral "unauthorized communication with DTI's customers, potential customers, and vendors" and any and all Documents that refer, reflect, relate to those communications. (Statement of Claim, ¶ 35.)

126. Please describe in detail the "substantial expenditure of time, labor, skill, and money" used to created the alleged information and trade secrets of Claimant. (Statement of Claim, ¶ 44.)

127. Please produce any and all Documents that refer, reflect, relate to or support the "substantial expenditure of time, labor, skill, and money" used to created the alleged information and trade secrets of Claimant. (Statement of Claim, ¶ 44.)

128. Please detail the "improper means" by which AIM allegedly "procured [DTI's allegedly confidential and proprietary] information and material." (Statement of Claim, ¶ 45.)

129. Please produce any and all Documents that refer, reflect, relate to or support the "improper means" by which AIM allegedly "procured [DTI's allegedly confidential and proprietary] information and material." (Statement of Claim, ¶ 45.)

130. Please list each and every alleged misrepresentation made by AIM regarding its business relationship with Claimant, as well as the time, date, location, participants and subject matter of any such allege misrepresentation. (Statement of Claim, ¶¶ 53, 56.)

131. Please produce any and all Documents that refer, reflect, relate to or support the alleged misrepresentations made by AIM regarding its business relationship with Claimant. (Statement of Claim, ¶¶ 53,56.)

132. Please detail each alleged violation by AIM of Rule 12b-1 of the Act. (Statement of Claim, ¶ 58.)

133. Please produce any and all Documents that refer, reflect, relate to or support the alleged violations by AIM of Rule 12b-1 of the Act. (Statement of Claim, ¶ 58.)

134. Please detail each and every procedure that AIM allegedly failed to abide by under the Act. (Statement of Claim, ¶ 59.)

135. Please produce any and all Documents that refer, reflect, relate to or support the alleged failure by AIM to abide by the proper procedure under the Act. (Statement of Claim, ¶ 59.)

136. Please produce any and all Documents relied upon by Claimant to determine the $238,334.15 amount of allegedly unpaid Fees. (*See* Statement of Claim, Damages and Relief Sought, ¶ a.)

137. Please provide the amount of attorneys fees and costs incurred by Claimant in pursuit of its claims. (*See* Statement of Claim, Damages and Relief Sought, ¶ b.)

138. Please produce any and all Documents that refer, reflect, relate to or support the amount of attorneys fees and costs incurred by Claimant in pursuit of its claims, including any engagement agreement or fee agreement. (*See* Statement of Claim, Damages and Relief Sought, ¶ b.)


AIM
INVESTMENTS


SEC MAIL PROCESSING
RECEIVED
FEB 08 2005
WASH. D.C.
202
SECTION

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

February 3, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker
Frank S. Bayley
James T. Bunch
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Robert H. Graham
Gerald J. Lewis
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
Larry Soll
Mark H. Williamson

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an **Order on Stipulation to Enlarge Time for Defendants AIM Investments, LTD., A I M Advisors, Inc., A I M Capital Management, Inc., and INVESCO Institutional (N.A.), Inc. to Respond to the Class Action Complaint** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker
Frank S. Bayley
James T. Bunch
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Robert H. Graham
Gerald J. Lewis
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
Larry Soll
Mark H. Williamson

S:\srr\Litigation\Hogan v AIM\Corr\L-020305SEC.doc
020305 (1) vtt

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Hogan v AIM\Corr\L-020105SEC.doc
020105 (1) vtt


U.S. DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FILED
FEB - 2 2005
CLERK, U.S. DISTRICT COURT
By
Deputy

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

AVO HOGAN, and JULIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,	§	
Plaintiffs,	§	Civil Action No. 3:05CV73P
v.	§	
BOB R. BAKER, et al.,	§	
Defendants.	§	

ORDER ON STIPULATION TO ENLARGE TIME FOR DEFENDANTS AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT INC., AND INVESCO INSTITUTIONAL (N.A.), INC. TO RESPOND TO THE CLASS ACTION COMPLAINT

On February 2, 2005, the Court considered the Stipulation of Plaintiffs and Defendants, Aim Investments, LTD., Aim Advisors, Inc., Aim Capital Management Inc., and Invesco Institutional (N.A.), Inc. to Enlarge Time to Respond to the Complaint. After considering the Stipulation, the Court GRANTS the request to extend the time to answer, move or otherwise respond to the Complaint until Mach 7, 2005.

SIGNED ON THE 2nd DAY OF February, 2005.

Jorge A. Solis
UNITED STATES DISTRICT JUDGE


AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH, D.C.
202
SECTION

February 4, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an **Order Deeming Motion Withdrawn** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

S:\srr\Litigation\Hogan v AIM\Corr\L-020405SEC.doc
020405 (1) vtt

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Hogan v AIM\Corr\L-020405SEC.doc
020405 (1) vtt

DOCKET NO. 1678

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS CLASS SETTLEMENTS PARTICIPATION LITIGATION

ORDER DEEMING MOTION WITHDRAWN

Before the Panel is a motion by defendant Franklin Advisers, Inc., seeking centralization, pursuant to 28 U.S.C. § 1407, of the 31 actions listed on the attached Schedule A in the Northern District of California for coordinated or consolidated pretrial proceedings. The moving defendant now seeks to withdraw its Section 1407 motion.

IT IS THEREFORE ORDERED that the motion for transfer under 28 U.S.C. § 1407 is DEEMED WITHDRAWN.

FOR THE PANEL:



Michael J. Beck
Clerk of the Panel

SCHEDULE A

MDL-1678 -- In re Mutual Funds Class Settlements Participation Litigation

Central District of California

Charles Mutchka, et al. v. Brent R. Harris, et al., C.A. No. 8:05-34

Northern District of California

Frieda Barnes, et al. v. Dawn G. Lepore, et al., C.A. No. 3:05-152
E.P. Brignac, et al. v. Harry R. Hagey, et al., C.A. No. 3:05-153
B.E. Binford, et al. v. Frank H. Abbott, et al., C.A. No. 3:05-155
Fayetta James, et al. v. Robert C. Brown, et al., C.A. No. 4:05-154

District of Colorado

Lucy Davis, et al. v. Thomas H. Bailey, et al., C.A. No. 1:05-42

Northern District of Illinois

Gorman L. Dull, et al. v. David C. Arch, et al., C.A. No. 1:05-140
Robert McDermott, et al. v. John P. Calamos, Sr., et al., C.A. No. 1:05-141
James T. Griffin v. Peter S. Voss, et al., C.A. No. 1:05-142
James Jacobs v. Robert P. Bremmer, et al., C.A. No. 1:05-143

District of Massachusetts

Brack Collins, et al. v. Robert J. Manning, et al., C.A. No. 1:05-10059
Richard Chambers, et al. v. John A. Hill, et al., C.A. No. 1:05-10061
William Stegall v. Charles L. Ladner, et al., C.A. No. 1:05-10062
David Emblad v. Ronald E. Logue, et al., C.A. No. 1:05-10063
Lyndy Stoker, et al. v. James B. Hawkes, et al., C.A. No. 1:05-10064
Jackie Lefler, et al. v. Douglas A. Hacker, et al., C.A. No. 1:05-10065

District of New Jersey

William Johns, et al. v. Arthur Zeikel, et al., C.A. No. 2:05-206

MDL-1678 Schedule A (Continued)

Southern District of New York

Miguel Rivera v. William Carmichael, et al., C.A. No. 1:05-290
Jeanne Masden, et al. v. Henry M. Paulson, Jr., et al., C.A. No. 1:05-291
Jack Prichard, et al. v. William L. Armstrong, et al., C.A. No. 1:05-293
Jimmie H. Fort, et al. v. Paul R. Ades, et al., C.A. No. 1:05-294
Frank Polivka v. Walter E. Auch, et al., C.A. No. 1:05-297
Frank Polivka v. Robert B. Catell, et al., C.A. No. 1:05-298
Carrol B. Montgomery, et al. v. Ronald Baron, et al., C.A. No. 1:05-299
George McWilliams, et al. v. Mario J. Gabelli, et al., C.A. No. 1:05-300
Billy Hudson, et al. v. Arne H. Carlson, et al., C.A. No. 1:05-301
David Hoppe, et al. v. Jeffrey B. Lane, et al., C.A. No. 1:05-302

Eastern District of Pennsylvania

Caroline Hamilton, et al. v. Charles E. Allen, et al., C.A. No. 2:05-110
B.E. Binford, et al. v. John J. Brennan, C.A. No. 2:05-112
Norman Beugli, et al. v. John F. Donahue, et al., C.A. No. 2:05-114

Northern District of Texas

Avo Hogan, et al. v. Bob R. Baker, et al., C.A. No. 3:05-73


AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL
PROCESSING
RECEIVED
FEB 08 2005
WASH, D.C.
202
SECTION

February 4, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an **Notice of Withdrawl of Motion for Transfer and Consolidation** and **Certificate of Services** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

S:\srr\Litigation\Hogan v AIM\Corr\L-020405SEC.doc
020405 (2) vtt

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth


SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH, D.C.
202
SECTION

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUND CLASS ACTION SETTLEMENT PARTICIPATION LITIGATION	)	MDL DOCKET NO.: 1678 NOTICE OF WITHDRAWAL OF MOTION FOR TRANSFER AND CONSOLIDATION

TO THE COURT, ALL PARTIES AND THEIR COUNSEL OF RECORDS:

PLEASE TAKE NOTICE that Plaintiffs' B.E. Binford and Robert Wells, by and through their attorneys of record, voluntarily dismissed their complaint styled as *Binford v. Abbott*, Case No. C05CV00155, filed January 10, 2005, in the United States District Court for the Northern District of California, San Francisco Division. *See* Exhibit 1. As a result, Movant Franklin Advisers, Inc, hereby withdraws its Motion for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407, wherein it requested that this Panel transfer and consolidate the cases identified in the attached Schedule of Actions.

Dated: February 1, 2005



Boris Feldman
Jerome F. Birn, Jr.
Peri Nielsen
Kent W. Easter
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Telephone (650) 493-9300
Fax (650) 565-5100

Attorneys for Movants
FRANKLIN ADVISERS, INC.

Schedule of Actions

United States District Court for the Northern District of California:

***Barnes v. Lepore*, No. 05cv00152**
U.S.D.C. for the Northern District of California, San Francisco Division
Assigned to Magistrate Judge Maria-Elena James

Plaintiff(s):
Frieda Barnes and E.P. Brignac

Defendant(s):
Dawn G. Lepore, Jeffrey M. Lyons, Charles R. Schwab, Mariann Byerwalter, Donald F. Dorward, William A. Hasler, Robert G. Holmes, Gerald B. Smith, Donald R. Stephens, Michael W. Wilsey, Charles Schwab Corp., Charles Schwab Investment Management, Inc., and John Does 1 – 100

***Brignac v. Hagey*, No. 05cv00153**
U.S.D.C. for the Northern District of California, San Francisco Division
Assigned to Magistrate Judge James Larson

Plaintiff(s):
E.P. Brignac and Roger Brunelli

Defendant(s):
Harry R. Hagey, John A. Gunn, Dana M. Emery, William F. Ausfahl, L. Dale Crandall, Thomas A. Larsen, Will C. Wood, Dodge & Cox Funds, Dodge & Cox Investment Advisors, and John Does No. 1 – 100

***James v. Brown*, No. 05cv00154**
U.S.D.C. for the Northern District of California, Oakland Division
Assigned to Judge Sandra B. Armstrong

Plaintiff(s):
Fayetta James and George McWilliams

Defendant(s):
Robert C. Brown, J. Tucker Morse, Thomas S. Gordon, Peter G. Gordon, Richard M. Leach, Timothy J. Penny, Donald C. Willeke, Karla M. Rabusch, Stacie D. DeAngelo, C. David Messman, Wells Fargo & Co., Wells Fargo Fund Management, LLC, Wells Capital Management, Inc., Cooke and Bieler, L.P., and John Does No. 1 – 100

***Binford v. Abbott*, No. 05cv00155**
U.S.D.C. for the Northern District of California, San Francisco Division
Assigned to Judge Vaughn R. Walker

Plaintiff(s):
B.E. Binford and Robert Wells

Defendant(s):

Frank H. Abbott, III, Harris J. Ashton, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. Lahaye, Gordon S. Macklin, Harmon E. Burns, Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Resources, Inc., Franklin Advisors, Inc., and John Does No. 1 – 100

United States District Court for the Central District of California:

***Mutchka v. Harris*, No. 05cv00034**
U.S.D.C. for the Central District of California, Southern Division
Assigned to Judge James V. Selna

Plaintiff(s):
Pauline Mutchka

Defendant(s):
Brent R. Harris, R. Wesley Burns, David C. Flattum, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan, William J. Popejoy, Donald P. Carter, Gary A. Childress, Theodore J. Coburn, W. Bryant Stooks, Gerald M. Thorne, Pacific Investment Management Co. (PIMCO), PA Fund Management LLC, NFJ Investment Group LP, Nicholas-Applegate Capital Management LLC, Cadence Capital Management LLC, RCM Capital Management LLC, and John Does No. 1 – 100

United States District Court for the District of Colorado:

***Davis v. Bailey*, No. 05cv00042**
U.S.D.C. for the District of Colorado
Assigned to Judge Marcia S. Krieger

Plaintiff(s):
Lucy Davis, George O'Bryan, and Marion O'Bryan

Defendant(s):
Thomas H. Bailey, William F. McCalpin, John W. McCarter, Jr., Dennis B. Mullen, James T. Rothe, William D. Stewart, Martin H. Waldinger, Janus Capital Group Inc., Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), Bay Isle Financial LLC, Wolf, McDonnell and Co., LLC, Berger Financial Group LLC, and John Does No. 1 - 100

United States District Court for the Northern District of Illinois:

***Dull v. Arch*, No. 05cv0140**
U.S.D.C. for the Northern District of Illinois, Eastern Division
Assigned to Judge Amy St. Eve

Plaintiff(s):
Gorman L. Dull, Anna Dull, and Julian M. Meadows

Defendant(s):
David C. Arch, J. Miles Branagan, Jerry D. Choate, Rod Dammeyer, Linda Hutton Heagy, R. Craig Kennedy, Howard J. Kerr, Jack E. Nelson, Hugo F. Sonnens Chein, Suzanne H. Woolsey, Ph.D., Mitchell M. Merin, Richard F. Powers, III, Wayne W. Whalen, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc., and John Does No. 1 – 100

***McDermott v. Calamos*, No. 05cv0141**

U.S.D.C. for the Northern District of Illinois, Eastern Division
Assigned to Judge Samuel Der-Yeghiayan

Plaintiff(s):
Robert McDermott and George McWilliams

Defendant(s):
John P. Calamos, Sr., Nick P. Calamos, Joe F. Hanauer, John E. Neal, Weston W. Marsh, William R. Rybak, Stephen B. Timbers, Calamos Holding, LLC, Calamos Asset Management, Inc., and John Does No. 1 – 100

***Griffin v. Voss*, No. 05cv0142**
U.S.D.C. for the Northern District of Illinois, Eastern Division
Assigned to Judge Rebecca R. Pallmeyer

Plaintiff(s):
James T. Griffin

Defendant(s):
Peter S Voss, John R. Riatt, Victor A. Morgenstern, Gary N. Wilner, M.D., Michael J. Friduss, Thomas H. Hayden, Christine M. Maki, Allan J. Reich, Marv R. Rotter, Burton W. Ruder, The Oakmark Family of Funds Trust, Harris Associates L.P., and John does No. 1 – 100

***Jacobs v. Bremner*, No. 05cv0143**
U.S.D.C. for the Northern District of Illinois, Eastern Division
Assigned to Judge Milto I. Shadur

Plaintiff(s):
James Jacobs

Defendant(s):
Ropert P. Bremner, Lawrence H. Brown, Jack B. Evens, William C. Hunter, William J. Schneider, Timothy R. Schwertfeger, Judith M. Stockdale, Nuveen Investments, Inc., Nuveen Institutional Advisory Corp., Institutional Capital Corp., NWQ Investment Management Co., LLC, Rittenhouse Asset Management, Inc., and John Does No. 1 – 100

United States District Court for the District of Massachusetts:

***Collins v. Manning*, No. 05cv10059**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Nathaniel M. Gorton

Plaintiff(s):
Brack Collins, Charles Davidson, and Henry Hoover

Defendant(s):
Robert J. Manning, Robert C. Pozen, Jeffrey L. Shames, John W. Ballen, Kevin R. Parke, Lawrence H. Cohn, M.D., William R. Gutow, J. Atwood Ives, Abby M. O'Neill, Lawrence T. Perera, William J. Poorvu, J. Dale Sherratt, Elaine R. Smith, Ward Smith, David H. Gunning, Amy B. Jane, Massachusetts Financial Services Co., MFS Investment Management, Inc., and John Does No. 1 – 100

***Chambers v. Hill*, No. 05cv10061**

U.S.D.C. for the District of Massachusetts
Assigned to Judge Nathaniel M. Gorton

Plaintiff(s):
Richard Chambers, Beverly Chambers, Diane Kowlaski, and Dennis Renfroe

Defendant(s):
John A. Hill, Jameson Adkins Baxter, Charles B. Curtis, Ronald J. Jackson, Paul L, Joskow, Elizabeth T. Kennan, John H, Mullin, III, Robert E. Patterson, George Putnam, III, A.J.C. Smith, W. Thomas Stephens, W. Nicholas Thorndike, Putnam Investments, LLC, Putnam Investment Management, Inc., and John Does No. 1 – 100

***Stegall v. Ladner*, No. 05cv10062**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Douglas P. Woodlock

Plaintiff(s):
William Stegall

Defendant(s):
Charles L. Ladner, James F. Carlin, William H. Cunningham, Ronald R. Dion, Steven Pruchansky, Norman H. Smith, John P. Toolan, James A. Shepherdson, Dennis S. Arnowitz, Richard P. Chapman, Jr., William J. Cosgrove, Richard A. Farrell, William F. Glavin, John A. Moore, Patti McGill Peterson, John W. Pratt, John Hancock Financial Services, Inc., John Hancock Advisers, LLC, Independence Investment, LLC, Nicholas-Applegate Capital Management, Pzena Management, LLC, Shay Assets Management, Inc., Sustainable Growth Advisors, LP, Fund Asset Management, LP, and American Fund Advisors, Inc.

***Emblad v. Logue*, No. 05cv10063**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Rya W. Zobel

Plaintiff(s):
David Emblad

Defendant(s):
Ronald E. Logue, Tenley E. Albright, M.D., Kennett F. Burnes, Truman S. Casner, Nader F. Darehshori, Arthur L. Goldstein, David P. Gruber, Linda A. Hill, Charles R. LaMantia, Richard P. Sergal, Ronald L. Skates, Gregory L. Summe, Diana Chapman Walsh, Robert E. Weissman, State Street Corp., SSGA Funds Management, Inc., State Street Research & Management Co., and John Does No. 1 – 100

***Stoker v. Hawkes*, No. 05cv10064**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Richard D. Stearns

Plaintiff(s):
Lindy Stoker and James Yarbrough

Defendant(s):
James B. Hawkes, Samuel L. Hayes, III, William H. Park, Ronald A. Pearlman, Norton H. Reamer, Lynn A. Stout, Eaton Vance Corp., Boston Management and Research, Atlanta Capital Management Co., LLC, and John Does No. 1 – 100

***Lefler v. Hacker*, No. 05cv10065**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Patti B. Saris

Plaintiff(s):
Jackie Lefler and Fred Salmo

Defendant(s):
Douglas A. Hacker, Janet Langford Kelly, Richard W. Lowry, Charles R. Nelson, John J. Neuhauser, Patrick J. Simpson, Thomas E. Stitzel, Thomas C. Theobald, Anne-Lee Verville, Richard L. Woolworth, Margaret Eiser, Leo A. Guthart, Jerome Kahn, Jr., Steven N. Kaplan, David C. Kleinman, Allan B. Muchin, Robert E. Nason, John A. Wing; William E. Mayer, Charles P. McQuaid, Ralph Wanger, Columbia Management Group, Inc., Columbia Management Advisors, Inc., Columbia Wanger Asset Management, LP, and John Does No. 1 – 100

United States District Court for the District of New Jersey:

***Johns v. Zeikel*, No. 05cv00206**
U.S.D.C. for the District of New Jersey
Assigned to Magistrate Judge G. Donald Haneke

Plaintiff(s):
William Johns, Angeline McAfee, and Robert McDermott

Defendant(s):
Arthur Zeikel, Herbert I. London, Robert R. Martin, Joseph L. May, Andre F. Perold, Ronald W. Forbes, Cynthia A. Montgomery, Jean Margo Reid, Kevin A. Ryan, Roscoe S. Suddarth, Richard R. West, Edward D. Zinbarg, Merrill Lynch & Co., Inc., Merrill Lynch Investment Management, L.P., Merrill Lynch, Pierce, Fenner & Smith, Inc., and John Does No. 1 – 100

United States District Court for the Southern District of New York:

***Rivera v. Carmichael*, No. 05cv0290**
U.S.D.C. for the Southern District of New York
Assigned to Judge Victor Marrero

Plaintiff(s):
Miguel Rivera

Defendant(s):
William P. Carmichael, William H. Grigg, Thomas F. Keller, Carl E. Mundy, Jr., Dr. Cornelius J. Pings, Minor M. Shaw, Charles B. Walker, Edmund L. Benson, III, James B. Sommers, Thomas S. Word, Jr., Edward D. Bedard, Gerald Murphy, Robert B. Caroll, Bank of America, Inc., Banc of America Capital Management, LLC, Marisco Capital Management, LLC, Nations Funds, and John Doe Defendants No. 1 – 100

***Masden v. Paulson*, No. 05cv0291**
U.S.D.C. for the Southern District of New York
Assigned to Judge Shirley Kram

Plaintiff(s):

Jeanne Masden and Don Masden

Defendant(s):
Henry M. Paulson, Jr., Lloyd C. Blankfein, Lord Browne of Madingley, John H. Bryan, Claes Dahlback, William W. George, James A. Johnson, Edward M. Liddy, Ruth J. Simmons, John L. Weinberg, Robert J. Hurst, The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P., and John Does No. 1 – 100

***Prichard v. Armstrong*, No. 05cv0293**
U.S.D.C. for the Southern District of New York
Assigned to Judge Miriam Cedarbaum

Plaintiff(s):
Jack Prichard, George Rickenbrode, and Joe Rogers

Defendant(s):
William L. Armstrong, Robert G. Avis, George C. Bowen, Edward L. Cameron, Jon S. Fossel, Sam Freedman, Beverly L. Hamilton, Robert J. Malone, F. William Marshall, Jr., John V. Murphy, Thomas W. Courtney, Paul Y. Clinton, Robert G. Galli, Lacy B. Herrmann, Brian Wruble, Oppenheimer & Co., Inc., Oppenheimer Funds, Inc., and John Does No. 1 – 100

***Fort v. Ades*, No. 05cv0294**
U.S.D.C. for the Southern District of New York
Assigned to Judge Laura Taylor Swain

Plaintiff(s):
Jimmie H. Fort, James Moye, and Barbara Moye

Defendant(s):
Paul R. Ades, Dwight B. Crane, Frank G. Hubbard, Jerome H. Miller, Ken Miller, R. Jay Gerken, CFA, Herbert Barg, Burt N. Dorsett, Elliot S. Jaffe, Stephen E. Kaufman, Joseph J. McCann, Cornelius C. Rose, Jr., Citigroup, Inc., Citigroup Global Markets Holdings, Inc. F/K/A Salomon Smith Barney Holdings, Inc., Citigroup Asset Management, Salomon Smith Barney, Inc. N/K/A Citigroup Global Markets, Inc. and D/B/A Smith Barney Asset Management, Smith Barney Fund Management LLC, and John Does No. 1 – 100

***Polivka v. Auch*, No. 05cv0297**
U.S.D.C. for the Southern District of New York
Assigned to Judge Barbara S. Jones

Plaintiff(s):
Frank Polivka

Defendant(s):
Walter E. Auch, Frank K. Reilly, Edward M. Roob, Adela Cepeda, J. Mikesell Thomas, Margo N. Alexander, UBS Financial Services, Inc., UBS Global Asset Management Americas, Inc., UBS Global Asset Management (New York), Inc., SSGA Funds Management, Inc., Marsico Capital Management , LLC, Delaware Investments, Westwood Management Corp., Institutional Capital Corp., ICM Asset Management, Inc., Ariel Capital Management, LLC, and John Does No. 1 – 100

***Polivka v. Catell*, No. 05cv0298**
U.S.D.C. for the Southern District of New York

Assigned to Judge William H. Pauley

Plaintiff(s):
Frank Polivka

Defendant(s):
Robert B. Catell, John R. Galvin, Alice S. Ilchman, Frank A. McPherson, John E. Merow, Betsy S. Michel, William C. Morris, Leroy C. Richie, Robert L. Shafer, James N. Whitson, Brant T. Zino, Seligman, Inc., J. & W. Seligman & Co., Inc., and John Does No. 1 – 100

***Montgomery v. Baron*, No. 05cv0299**
U.S.D.C. for the Southern District of New York
Assigned to Judge Shira A. Scheindlin

Plaintiff(s):
Carrol B. Montgomery and Kenneth Parks

Defendant(s):
Ronald Baron, Linda S. Martinson, Morty Schaja, Norman S. Edelcup, Charles N. Mathewson, Harold W. Milner, Raymond Noveck, David A. Silverman, M.D., Baron Capital Group, Inc., Bamco, Inc., and John Doe Defendants No. 1 – 100

***McWilliams v. Gabelli*, No. 05cv0300**
U.S.D.C. for the Southern District of New York
Assigned to Judge Alvin K. Hellerstein

Plaintiff(s):
George McWilliams and Paul E. Rollins

Defendant(s):
Mario J. Gabelli, Anthony J. Colavita, James P. Conn, John D. Gabelli, Karl Otto Pohl, Anthony R. Pustorino, Werner J. Roeder, M.D., , Anthonie C. Van Ekris, Salvatore J. Zizza, Dugald A. Fletcher, Robert J. Morrissey, Vincent D. Enright, Mary E. Hauck, E. Val Cerutti, Gabelli Asset Management, Inc., Gabelli Asset Management Co., Gabelli Funds, LLC, Gabelli Advisors, Inc., and John Does Nos. 1 – 100

***Hudson v. Carlson*, No. 05cv0301**
U.S.D.C. for the Southern District of New York
Assigned to Judge Deborah A. Batts

Plaintiff(s):
Billy Hudson, Paul Oliver, and Rose Oilver

Defendant(s):
Arne H. Carlson, Philip J. Carroll, Jr., Livio D. Desimone, Heinz F. Hutter, Anne P. Jones, Stephen R. Lewis, Jr., Alan G. Quasha, Alan K. Simpson, Alison Taunton-Rigby, Barbara H. Fraser, Stephen W. Roszell, William F. Truscott, American Express Company, American Express Financial Corporation, American Century Investment Management, Inc., Wellington Management Company, LLP, Lord Abbett and Co. LLC., and John Does No. 1 - 100

***Hoppe v. Lane*, No. 05cv0302**
U.S.D.C. for the Southern District of New York

Assigned to Judge Harold Baer, Jr.

Plaintiff(s):
David Hoppe, Judith Hoppe, and John Mitchell

Defendant(s):
Jeffrey B. Lane, Robert Matza, Kevin Handwerker, Jeffrey S. Maurer, Jack Rivkin, Peter E. Sundman, Neuberger Berman, Inc., Neuberger Berman Management, Inc., Neuberger Berman, LLC, and John Does No. 1 – 100

United States District Court for the Eastern District of Pennsylvania:

***Hamilton v. Allen*, No. 05cv00110**
U.S.D.C. for the Eastern District of Pennsylvania
Assigned to Judge Gene E.K. Pratter

Plaintiff(s):
Caroline Hamilton and James Jacobs

Defendant(s):
Charles E. Allen, Paula H.J. Cholmondeley, C. Brent DeVoe, Robert M. Duncan, Barbara L. Hennigar, Thomas J. Kerr, IV, Douglas F. Kridler, David C. Wetmore, Paul J Hondros, Arden L. Shisler, Gerald J. Holland, Eric E. Miller, Gartmore Mutual Funds, Inc., Gartmore Mutual Fund Capital Trust, Northpointe Capital LLC, Fund Asset Management, LP, Gartmore Separate Accounts LLC, Gartmore Global Partners, and John Does No. 1 - 100

***Binford v. Brennan*, No. 05cv00112**
U.S.D.C. for the Eastern District of Pennsylvania
Assigned to Judge Petrese B. Tucker

Plaintiff(s):
B.E. Binford, Jackie Binford, and Henry Wyndel

Defendant(s):
John J. Brennan, Charles D. Ellis, Rajiv L. Gupta, Joann Heffernan, Burton G. Malkiel, Alfred M. Rankin, Jr., J. Lawrence Wilson, The Vanguard Corp., Vanguard Advisors, Inc., Mellon Capital Management Co., Wellington Management Co. LLP, John A. Levin & Co., Franklin Portfolio Associates, LLC, Provident Investment Council, Inc., Turner Investment Partners, Inc., Granahan Investment Management, Inc., Chartwell Investment Partners, Barrow, Hanley, Mewhinney & Strauss, Inc., Grantham Mayo Van Otterloo & Co., LLC, Bernstein Investment Research and Management, Equinox Capital Management, LLC, Hotchkis & Wiley Capital Management, LLC, Tukman Capital Management, Inc., and John Does No. 1 – 100

***Beugli v. Donahue*, No. 05cv00114**
U.S.D.C. for the Eastern District of Pennsylvania
Assigned to Judge John R. Padova

Plaintiff(s):
Norman Beugli, Gorman L. Dull, Anna Dull, and Paul Mecker

Defendant(s):

John F. Donahue, J. Christopher Donahue, Lawrence D. Ellis, M.D., Thomas G. Bigley, John T. Conroy, Jr., Nicholas P. Constantakis, John F. Cunningham, Peter E. Madden, Charles F Mansfield, Jr., John E. Murray, Jr., J.D., S.J.D., Marjorie P. Smuts, John S. Walsh, Federated Investors, Inc., Federated Investment Management Corp., Federated Equity Management Co. of Pennsylvania, and John Does No. 1 – 100

United States District Court for the Northern District of Texas:

***Hogan v. Baker*, No. 05cv00073**
U.S.D.C. for the Northern District of Texas
Assigned to Magistrate Judge William F. Sanderson

Plaintiff(s):
Avo Hogan and Julian W. Meadows

Defendant(s):
Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Robert H. Graham, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, Larry Soll, Ph.D., Mark H. Williamson, Aim Investments, Ltd., Aim Advisors, Inc., Aim Capital Management, Inc., Invesco Institutional (N.A.), Inc., and John Does No. 1 – 100

Exhibit
1

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: (310) 854-4444
Facsimile: (310) 854-0812

Attorneys for Plaintiffs
B.E. BINFORD AND ROBERT WELLS,
On Behalf of Themselves and All Others
Similarly Situated

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

B.E. BINFORD AND ROBERT WELLS, On Behalf of Themselves and All Others Similarly Situated Plaintiffs, v. FRANK H. ABBOTT, III, HARRIS J. ASHTON, S. JOSEPH FORTUNATO, EDITH E. HOLIDAY, FRANK W.T. LAHAYE, GORDON S. MACKLIN, HARMON E. BURNS, CHARLES B. JOHNSON, RUPERT H. JOHNSON, JR., FRANKLIN RESOURCES, INC., FRANKLIN ADVISERS, INC., AND JOHN DOES NO. 1 THROUGH 100, Defendants.	CASE NO.: 05CV00155 **NOTICE OF VOLUNTARY DISMISSAL PURSUANT TO FED. R. CIV. PROC. 41(A)(1)**

TO THE COURT, ALL PARTIES AND THEIR COUNSEL OF RECORDS:

PLEASE TAKE NOTICE that Plaintiffs' B.E. Binford and Robert Wells by and through their attorneys of record voluntarily dismiss the above entitled action without prejudice pursuant to Rule 41(a)(1) of the Federal Rules of Civil Procedure.

Dated: January 28, 2005

KIESEL, BOUCHER & LARSON, LLP



By: ______________________
Paul R. Kiesel

William L. Larson
Patrick DeBlase
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: (310) 854-4444
Facsimile: (310) 854-0812

BARON & BUDD, P.C.
Randall K. Pulliam
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: (214) 521-3605
Facsimile: (214) 520-1181

CAULEY BOWMAN CARNEY & WILLIAMS, LLP
J. Allen Carney
Hank Bates
113111 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: (501) 312-8500
Facsimile: (501) 312-8505

Attorneys for Plaintiffs
B.E. BINFORD and ROBERT WELLS

Notices

3:05-cv-00155-MHP Binford et al v. Abbott et al

U.S. District Court
Northern District of California
Notice of Electronic Filing or Other Case Activity

NOTE: Please read this entire notice before calling the Help Desk. If you have questions, please email the Help Desk by replying to this message; include your question or comment along with the original text.

Please note that these Notices are sent for all cases in the system when any case activity occurs, regardless of whether the case is designated for e-filing or not, or whether the activity is the filing of an electronic document or not.

If there are **two** hyperlinks below, the first will lead to the docket and the second will lead to an e-filed document.
***If there is no second hyperlink, there is no electronic document available*.**
See the FAQ posting "I have a Notice of Electronic Filing that was e-mailed to me but there's no hyperlink..." on the ECF home page at

---

The following transaction was received from Feldman, Boris on 1/31/2005 at 10:37 AM PST

Case Name: Binford et al v. Abbott et al
Case Number: 3:05-cv-155
Filer: Franklin Resources, Inc.
Gordon S. Macklin
Franklin Advisors, Inc.
Charles B. Johnson
Harmon E. Burns
Frank H. Abbott
Harris J. Ashton
S. Joseph Fortunato
Edith E. Holiday
Frank W.T. Lahaye
Rupert L. Johnson, Jr
Document Number: 8

Docket Text:
NOTICE of Voluntary Dismissal *Pursuant to Fed. R. CIV. PROC.41(A)(1)* by Frank H. Abbott, Harris J. Ashton, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. Lahaye, Gordon S. Macklin, Harmon E. Burns, Charles B. Johnson, Rupert L. Johnson, Jr, Franklin Resources, Inc., Franklin Advisors, Inc. (Feldman, Boris) (Filed on 1/31/2005)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:C:\Documents and Settings\FG1\Desktop\Static copy of Franklin Mutual Fund Case request for dismissal Franklin Investments Dismissal.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/31/2005] [FileNumber=1674455-0]
[7ceea3ce44631ca494a7ac3f8c199e84b047c4d6626e41f57284d71c04580d454bc0a
1bfed23f1c538749a58d7128cd66f242a44ab827cb5bdad0a8530dc7608]]

3:05-cv-155 Notice will be electronically mailed to:

Boris Feldman boris.feldman@wsgr.com, ncarvalho@wsgr.com

3:05-cv-155 Notice will NOT be electronically mailed to:

Patrick DeBlase
Kiesel,Boucher & Larson LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Paul R. Kiesel
Kiesel, Boucher & Larson
8648 Wilshire Boulevard
Beverly Hils, CA 90211

William L. Larson
Kiesel Boucher & Larson LLP
8648 Wilshire Blvd.
Beverly Hills, CA 90211


SEC MAIL PROCESSING
RECEIVED
FEB 0 9 2005
WASH, D.C.
202
SECTION

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUND CLASS ACTION SETTLEMENT PARTICIPATION LITIGATION	MDL DOCKET NO.: 1678 CERTIFICATE OF SERVICE WITH ATTACHED MASTER SERVICE LIST

I, Patrick S. Caccamo, declare:

I am employed in Fairfax County, Virginia. I am over the age of 18 years and not a party to the within action. My business address is Wilson Sonsini Goodrich & Rosati, Two Fountain Square, Reston Town Center, 11921 Freedom Drive, Suite 600, Reston, Virginia 20190. I am readily familiar with Wilson Sonsini Goodrich & Rosati's practice for collection and processing of correspondence for mailing with the United States Postal Service. In the ordinary course of business, correspondence would be deposited with the United States Postal Service on this date.

On this date, I served **Franklin Advisers, Inc. Notice of Withdrawal of Motion for Transfer and Consolidation** on each individual and entity listed on Schedule A of the attached Master Service List, by placing the document(s) described above in an envelope addressed as indicated below, which I sealed. I placed the envelope(s) for collection and mailing with the United States Postal Service on this day, following ordinary business practices at Wilson Sonsini Goodrich & Rosati.

On this date, I also served **Franklin Advisers, Inc. Notice of Withdrawal of Motion for Transfer and Consolidation** on the district courts listed on Schedule B of the attached Master Service List, by placing the document(s) described above in an envelope addressed as indicated below, which I sealed. I placed the envelope(s) for collection and mailing with the United States Postal Service on this day, following ordinary business practices at Wilson Sonsini Goodrich & Rosati.

Pursuant to Rule 5.2(a) of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, the reason that individual defendants in the related actions other than those on the attached Master Service List have not been served is that such individuals have not yet appeared in any of the related actions, proofs of service have not been filed in those actions that would indicate those individuals' addresses, and we do not otherwise know these individuals last known addresses. To the extent that these individuals are officers and/or directors of the defendant entities served on the attached Master Service List, service of those entities may provide the individual defendants notice of this filing.

This is the 1st day of February, 2005.



Patrick S. Caccamo

MASTER SERVICE LIST

SCHEDULE A

Perry Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney &
Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Jeanne Masden and Don Masden; Miguel Rivera; Jack Prichard, George Rickenbrode, and Joe Rogers; Jimmie H. Fort, James Moye and Barbara Moye; Frank Polivka; Carrol B. Montgomery and Kenneth Parks; George McWilliams and Paul E. Rollins; Billy Hudson, Paul Oliver and Rose Oliver; David Hoppe, Judith Hoppe and John Mitchell

David Pastor
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney &
Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

David Emblad; Jackie Lefler and Fred Salmo; Richard Chambers, Beverly Chambers, Diane Kowlaski and Dennis Renfroe; Lindy Stoker and James Yarbrough; William Stegall; Brack Collins, Charles Davidson, and Henry Hoover

Paul R. Kiesel, Esq.
William L. Larson, Esq.
Patrick DeBlase, Esq.
Kiesel, Boucher & Larson, LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney &
Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Frieda Barnes and E.P. Brignac, E.P. Brignac and Roger Brunelli; Fayetta James and George McWilliams; B.E. Binford and Robert Wells; Charles Mutchka and Pauline Mutchka

Evan J. Smith
Marc L. Ackerman
Brodsky & Smith, LLC
20 Brace Road, Suite 112
Cherry Hill, NJ 08034

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney &
Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

William Johns, Angeline McAfee and Robert McDermott; Caroline Hamilton and James Jacobs; B.E. Binford, Jackie Binford and Henry Wydel; Norman Beugli, Gorman L. Dull, Anna Dull and Paul Mecker

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Avo Hogan and Julian W. Meadows

Marvin A. Miller
Jennifer W. Sprengel
Matthew E. Van Tine
Miller Faucher and Cafferty LLP
30 North LaSalle Street, Suite 3200
Chicago, IL 60602

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney &
Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

James Jacobs; Robert McDermott and George McWilliams; James T. Griffin; Gorman L. Dull, Anna Dull and Julian W. Meadows

Kevin S. Hannon
The Hannon Law Firm, LLC
1641 Downing Street
Denver, CO 80218

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney &
Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Lucy Davis, George O'Bryan and Marion O'Bryan

Office of the General Counsel
Pacific Investment Management Co.
840 Newport Center Drive
Newport, CA 92660

Office of the General Counsel
PA Fund Management LLC
1345 Avenue of the Americas
New York, NY 10105

Office of the General Counsel
NFJ Investment Group LP
2121 San Jacinto Street, #1840
Dallas, TX 75201

Office of the General Counsel
Nicholas-Applegate Capital Management LLC
600 W. Broadway
San Diego, CA 92101-3357

Office of the General Counsel
Cadence Capital Management LLC
265 Franklin Street, 11th Floor
Boston, MA 02110-3113

Office of the General Counsel
RCM Capital Management LLC
Four Embarcadero Center, #2900
San Francisco, CA 94111-4189

Office of the General Counsel
Janus Capital Group, Inc.
151 Detroit Street
Denver, CO 80206-4805

Office of the General Counsel
Janus Capital Management LLC
151 Detroit Street
Denver, CO 80206-4805

Office of the General Counsel
Enhanced Investment Technologies, LLC
2401 PGA Boulevard, Suite 200
Palm Beach Gardens, FL 33410

Office of the General Counsel
Bay Isle Financial LLC
475 14th Street, #550
Oakland, CA 94612

Office of the General Counsel
Perkins, Wolf, McDonnell and Co., LLC
310 S. Michigan Avenue, #2600
Chicago, IL 60604

Office of the General Counsel
Berger Financial Group LLC
210 University Blvd.
Denver, CO 80206

Office of the General Counsel
Bank of America, Inc.
100 Tryon Street. 33rd Floor
Charlotte, NC 28255

Office of the General Counsel
Banc of America Capital Management, LLC
40 West 57th Street
New York, NY 10019

Office of the General Counsel
Marsico Capital Management, LLC
1200 17th Street, Suite 1300
Denver, CO 80202

Office of the General Counsel
Nations Funds
c/o Bank of America
100 Tryon Street
Charlotte, NC 28255

Office of the General Counsel
Goldman, Sachs & Company
85 Broad Street
New York, NY 10004

Office of the General Counsel
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

Office of the General Counsel
Oppenheimer Funds, Inc.
225 Liberty Street, 11th Floor
2 World Financial Center
New York, NY 10281

Office of the General Counsel
Goldman, Sachs Asset Management, L.P.
85 Broad Street
New York, NY 10004

Dwight B. Crane
Harvard Business School
Morgan Hall, #375
Boston, MA 02163

Jerome H. Miller
c/o R. Jay Gerken
399 Park Avenue, 4th Floor
New York, NY 100022

R. Jay Gerken, CFA
CAM
399 Park Avenue, 4th Floor
New York, NY 10022

Burt N. Dorsett
201 E. 62nd Street
New York, NY 10021

Stephen E. Kaufman
277 Park Avenue, 47th Floor
New York, NY 10172

Cornelius C. Rose, Jr.
P.O. Box 5388
West Lebanon, NH 03784

Office of the General Counsel
Citigroup Global Markets Holdings Inc.
f/k/a Salomon Smith Barney Holdings, Inc.
388 Greenwich Street
New York, NY 10013

Office of the General Counsel
Salomon Smith Barney, Inc.
n/k/a Citigroup Global Markets, Inc.
and d/b/a Smith Barney Asset Management
399 Park Avenue
New York, NY 10022

Walter E. Auch
6001 N. 62nd Place
Paradise, Valley, AZ 85253

Edward M. Roob
841 Woodbine Lane
Northbrook, IL 60002

J. Mikesell Thomas
c/o UBS Global Asset Management
One N. Wacker Drive
Chicago, IL 60606

Office of the General Counsel
Oppenheimer & Co. Inc.
125 Broad Street
New York, NY 10004

Paul R. Ades, PLLC
181 W. Main Street, Suite C
Babylon, NY 11702

Frank G. Hubbard
Avatar International, Inc.
87 Whittredge Road
Summit, NJ 07901

Ken Miller
Young Stuff Apparel Group, Inc.
930 Fifth Avenue, Suite 610
New York, NY 10021

Herbert Barg
1460 Drayton Lane
Wynnewood, PA 19096

Elliot S. Jaffe
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, NY 10901

Joseph J. McCann
200 Oak Park Place
Suite One
Pittsburgh, PA 15243

Office of the General Counsel
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Office of the General Counsel
Citigroup Asset Management
399 Park Avenue, 7th Floor
New York, NY 10043

Office of the General Counsel
Smith Barney Fund Management, LLC
399 Park Avenue, 4th Floor
New York, NY 10022

Frank K. Reilly
Mendoza College of Business
University of Notre Dame
Notre Dame, IN 46556-5649

Office of the General Counsel
UBS Financial Services, Inc.
1285 Avenue of the Americas
New York, NY 10019

Adela Cepeda
A.C. Advisory, Inc.
161 N. Clark Street, Suite 4975
Chicago, IL 60601

Office of the General Counsel
UBS Global Asset Management (New York), Inc.
51 W. 52nd Street, 23rd Floor
New York, NY 10019-6076

Margo N. Alexander
c/o UBS Global Asset Management
57 W. 52nd Street
New York, NY 10019

Office of the General Counsel
Marsico Capital Management, LLC
1200 17th Street, #1300
Denver, CO 80202

Office of the General Counsel
UBS Global Asset Management Americas, Inc.
One N. Wacker Dr., 37th Floor
UBS Tower
Chicago, IL 60606

Office of the General Counsel
Westwood Management Corporation
300 Crescent Ct., #1300
Dallas, TX 75201

Office of the General Counsel
SSGA Funds Management, Inc.
One Lincoln Street, 27th Floor
Boston, MA 02111-2900

Office of the General Counsel
ICM Asset Management, Inc.
601 W. Main Avenue, #600
Spokane, WA 99201

Office of the General Counsel
Delaware Investments
2005 Market Street
Philadelphia, PA 19103

Office of the General Counsel
J. & W. Seligman & Co., Inc.
100 Park Avenue, 7th Floor
New York, NY 10017

Office of the General Counsel
Institutional Capital Corporation
225 W. Wacker Dr., #2400
Chicago, IL 60606-6304

Norman S. Edelcup
244 Atlantic Isles
Sunny Isles Beach, FL 33160

Office of the General Counsel
Ariel Capital Management, LLC
200 E. Randolph Dr., 29th Floor
Chicago, IL 60601

Harold W. Milner
2293 Morningstar Drive
Park City, UT 84060

Office of the General Counsel
Seligman, Inc.
100 Park Avenue, 7th Floor
New York, NY 10017

David A. Silverman, M.D.
146 Central Park West
New York, NY 10024

Charles N. Mathewson
9295 Prototype Road
Reno, NV 89521

Office of the General Counsel
BAMCO, Inc.
767 5th Avenue, 49th Floor
New York, NY 10053

Raymond Noveck
31 Karen Road
Waban, MA 02168

Robert Matza
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Office of the General Counsel
Baron Capital Group, Inc.
767 5th Avenue, 49th Floor
New York, NY 10053

Jeffrey S. Maurer
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Peter E. Sundman
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Office of the General Counsel
Neuberger Berman Management, Inc.
605 Third Avenue
New York, NY 10158

Office of the General Counsel
Gabelli Asset Management Company
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Gabelli Advisors, Inc.
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Nuveen Institutional Advisory Corporation
333 W. Wacker Drive, 33rd Floor
Chicago, IL 60606

Office of the General Counsel
NWQ Investment Management Company, LLC
2049 Century Park E., 4th Floor
Los Angeles, CA 90067

Office of the General Counsel
Columbia Management Group, Inc.
100 Federal Street
Boston, MA 02110

Office of the General Counsel
Putnam Investment Management, Inc.
One Post Office Square
Boston, MA 02109

Office of the General Counsel
Columbia Wanger Asset Management, LP
227 West Monroe Street
Suite 3000
Chicago, IL 60606

Jeffrey B. Lane
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Kevin Handwerker
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Jack Rivkin
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Office of the General Counsel
Neuberger Berman, Inc.
605 Third Avenue
New York, NY 10158

Office of the General Counsel
Neuberger Berman, LLC
605 Third Avenue
New York, NY 10158

Office of the General Counsel
Gabelli Asset Management, Inc.
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Gabelli Funds, LLC
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Nuveen Investments, Inc.
333 W. Wacker Drive, 33rd Floor
Chicago, IL 60606

Office of the General Counsel
Institutional Capital Corporation
225 W. Wacker Drive, #2400
Chicago, IL 60606

Office of the General Counsel
Rittenhouse Asset Management, Inc.
Five Radner Corp. Ctr., #300
Radnor, PA 19087

Office of the General Counsel
SSGA Funds Management, Inc.
One Lincoln Street, 27th Floor
Boston, MA 02111-3000

Office of the General Counsel
Putnam Investments, LLC
One Post Office Square
Boston, MA 02109

Office of the General Counsel
Eaton Vance Corp.
255 State Street
Boston, MA 02109

Office of the General Counsel
Columbia Management Advisors, Inc.
One East Avenue
Rochester, NY 14604

Office of the General Counsel
Atlanta Capital Management Co., LLC
Two Midtown Plaza #1600
1349 W. Peachtree Street
Atlanta, GA 30309

Office of the General Counsel
State Street Corporation
225 Franklin Street
Boston, MA 02110

Office of the General Counsel
John Hancock Advisers, LLC
101 Huntington Avenue
Boston, MA 02199-7603

Office of the General Counsel
State Street Research & Management Company
One Financial Center, 31st Floor
Boston, MA 02111-2690

Office of the General Counsel
Nicholas-Applegate Capital Management
600 West Broadway
San Diego, CA 92101

Office of the General Counsel
Boston Management and Research
255 State Street
Boston, MA 02109

Office of the General Counsel
Shay Assets Management, Inc.
230 West Monroe Street
Chicago, IL 60606

Office of the General Counsel
John Hancock Financial Services, Inc.
200 Clarendon Street
Boston, MA 02117

Office of the General Counsel
Fund Asset Management, LP
P.O. Box 9011
Princeton, NJ 08543-9011

Office of the General Counsel
Independence Investment, LLC
101 Huntington Avenue
Boston, MA 02199-7603

Office of the General Counsel
Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116

Office of the General Counsel
Pzena Investment Management, LLC
120 West 45th Street
New York, NY 10036

Office of the General Counsel
MFS Investment Management, Inc.
500 Boylston Street
Boston, MA 02116

Office of the General Counsel
Sustainable Growth Advisers, LP
Three Stamford Plaza
301 Tresser Boulevard, Suite 1310
Stamford, CT 06901

Office of the General Counsel
Charles Schwab Corporation
120 Keamy Street
San Francisco, CA 94108

Office of the General Counsel
American Fund Advisors, Inc.
1415 Kellum Pl, #205
Garden City, NY 11530

Office of the General Counsel
Dodge & Cox Funds
One Sansome Street, 35th Floor
San Francisco, CA 94104

Office of the General Counsel
Charles Schwab Investment Management, Inc.
120 Keamy Street
San Francisco, CA 94108

Office of the General Counsel
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

Office of the General Counsel
Dodge & Cox Funds Investment Advisers
One Sansome Street, 35th Floor
San Francisco, CA 94104

Office of the General Counsel
Cooke and Bieler, LP
1700 Market Street
Philadelphia, PA 19103

Office of the General Counsel
Wells Fargo Fund Management, LLC
525 Market Street
San Francisco, CA 94163

Office of the General Counsel
Merrill Lynch Investment Management, L.P.
800 Scudders Mill Road
Plainsboro, NJ 08536

Office of the General Counsel
Wells Capital Management, Inc.
525 Market Street
San Francisco, CA 94163

Arne H. Carlson
901 S. Marquette Avenue
Minneapolis, MN 55402

Office of the General Counsel
Merrill Lynch & Co., Inc.
Four World Financial Center
New York, NY 10080

Livio D. Desimone
30 Seventh Street East
Suite 3050
St. Paul, MN 55101

Office of the General Counsel
Merrill Lynch, Pierce, Fenner & Smith Inc.
800 Scudders Mill Road
Plainsboro, NJ 08536

Anne P. Jones
901 S. Marquette Avenue
Minneapolis, MN 55402

Philip J. Carroll, Jr.
901 S. Marquette Avenue
Minneapolis, MN 55402

Alan G. Quasha
901 S. Marquette Avenue
Minneapolis, MN 55402

Heinz F. Hutter
901 S. Marquette Avenue
Minneapolis, MN 55402

Alison Taunton-Rigby
901 S. Marquette Avenue
Minneapolis, MN 55402

Stephen R. Lewis, Jr.
901 S. Marquette Avenue
Minneapolis, MN 55402

Stephen W. Roszell
50238 AXP Financial Center
Minneapolis, MN 55474

Alan K. Simpson
1201 Sunshine Avenue
Cody, WY 82414

Office of the General Counsel
American Express Company
American Express Tower
World Financial Center
New York, NY 10285

Barbara H. Fraser
1546 AXP Financial Center
Minneapolis, MN 55474

Office of the General Counsel
American Century Investment Management, Inc.
4500 Main Street
Kansas City, MO 64111

William F. Truscott
53600 AXP Financial Center
Minneapolis, MN 55474

Office of the General Counsel
Lord Abbett and Co. LLC
90 Hudson Street, 11th Floor
Jersey City, NJ 07302

Office of the General Counsel
American Express Financial Corp
200 AXP Financial Center
Minneapolis, MN 55474

Office of the General Counsel
Calamos Asset Management, Inc.
1111 E. Warrenville Road
Naperville, IL 60563

Office of the General Counsel
Wellington Management Company LLP
75 State Street, 19th Floor
Boston, MA 02109-1809

Office of the General Counsel
The Oakmark Family of Funds Trust
Two N. LaSalle Street, Suite 500
Chicago, IL 60602

Office of the General Counsel
Calamos Holdings, LLC
1111 E. Warrenville Road
Naperville, IL 60563

Office of the General Counsel
Van Kampen Funds, Inc.
One Parkview Plaza
Villa Park, IL 60181

Office of the General Counsel
Harris Associates, L.P.
Two N. LaSalle Street, Suite 500
Chicago, IL 60602

Office of the General Counsel
Federated Investment Management Corp.
1001 Liberty Avenue
Pittsburgh, PA 15222

Office of the General Counsel
Van Kampen Asset Management, Inc.
1221 Avenue of the Americas
New York, NY 10020

Office of the General Counsel
AIM Investments, Ltd
11 Greenway Plaza, Suite 100
Houston, TX 77046

Office of the General Counsel
Federated Investors, Inc.
1001 Liberty Avenue
Pittsburgh, PA 15222

Office of the General Counsel
AIM Capital Management, Inc.
11 Greenway Plaza, Suite 100
Houston, TX 77046

Office of the General Counsel
Federated Equity Management Company of PA
1001 Liberty Avenue
Pittsburgh, PA 15222

Office of the General Counsel
Gartmore Mutual Funds Inc.
River Park 2
1200 River Road
Conshohocken, PA 19428

Office of the General Counsel
AIM Advisors, Inc.
11 Greenway Plaza, Suite 100
Houston, TX 77046

Office of the General Counsel
Northpointe Capital LLC
101 W. Big Beaver Road #745
Troy, MI 48084

Office of the General Counsel
INVESCO Institutional (N.A.), Inc.
One Midtown Plaza
1360 Peachtree Street, N.E.
#100
Atlanta, GA 30309

Office of the General Counsel
Gartmore Separate Accounts LLC
94 North Broadway
Irvington, NY 10533

Office of the General Counsel
Gartmore Mutual Fund Capital Trust
1200 River Road
Conshohocken, PA 19428

Office of the General Counsel
The Vanguard Corporation
1601 N. Front Street
Harrisburg, PA 17102

Office of the General Counsel
Fund Asset Management, LP
PO Box 9011
Princeton, NJ 08543-9011

Office of the General Counsel
Mellon Capital Management Corp.
595 Market Street, Suite 3000
San Francisco, CA 94105

Office of the General Counsel
Gartmore Global Partners
1200 River Road
Conshohocken, PA 19428

Office of the General Counsel
Wellington Management Co., LLP
75 State Street
Boston, MA 02110

Office of the General Counsel
Vanguard Advisers, Inc.
100 Vanguard Boulevard
Malvern, PA 19355

Office of the General Counsel
Franklin Portfolio Associates, LLC
Two International Place
Boston, MA 02110

Office of the General Counsel
Primecap Management Co.
225 South Lake Avenue
Pasadena, CA 91101

Office of the General Counsel
Turner Investment Partners, Inc.
1205 Westlakes Drive, Suite 100
Berwyn, PA 19312

Office of the General Counsel
John A. Levin & Co
One Rockefeller Plaza, 19th Flr
New York, NY 10020

Office of the General Counsel
Chartwell Investment Partners
1235 Westlakes Drive
Suite 400
Berwyn, PA 19312

Office of the General Counsel
Provident Investment Council, Inc.
300 North Lake Avenue
Pasadena, CA 91101

Office of the General Counsel
Grantham Mayo Van Otterloo & Co., LLC
40 Rowes Wharf
Boston, MA 02110

Office of the General Counsel
Granahan Investment Management, Inc.
275 Wyman Street
Waltham, MA 02451

Office of the General Counsel
Equinox Capital Management, LLC
590 Madison Avenue, 41st Flr
New York, NY 10022

Office of the General Counsel
Barrow, Hanley, Mewhinney & Strauss Inc.
One McKinney Plaza
3232 McKinney Avenue, 15th Flr
Dallas, TX 75204

Office of the General Counsel
Tukman Capital Management, Inc.
60 East Sir Francis Drake Blvd
Larkspur, CA 94939

Office of the General Counsel
Bernstein Investment Research and Mgmt
767 5th Avenue
New York, NY 10153

Office of the General Counsel
Hotchkis & Wiley Capital Mgmt, LLC
725 South Figueroa Street
39th Floor
Los Angeles, CA 90017

SCHEDULE B

Office of the Clerk
U.S.D.C. District of Massachusetts
1 Courthouse Way
Boston, Massachusetts 02210

Office of the Clerk
U.S.D.C. Northern District of Illinois
Eastern Division
Everett McKinley Dirksen Building
219 South Dearborn Street
Chicago, Illinois 60604

Office of the Clerk
U.S.D.C. Southern District of New York
Daniel Patrick Moynihan United States Courthouse
500 Pearl Street
New York, NY 10007-1312

Office of the Clerk
U.S.D.C. District of New Jersey
Martin Luther King Building & U.S. Courthouse
50 Walnut Street, Room 4015
Newark, NJ 07101

Office of the Clerk
U.S.D.C. Eastern District of Pennsylvania
U.S. Courthouse
601 Market Street, Room 2609
Philadelphia, PA 19106-1797

Office of the Clerk
U.S.D.C. Southern District of New York
United States Courthouse
40 Centre Street
New York, NY 10007-1581

Office of the Clerk
U.S.D.C. Northern District of Texas
1100 Commerce, Room 1452
Dallas, TX 75242

Office of the Clerk
U.S.D.C. Northern District of California
San Francisco Division
450 Golden Gate Ave., 16th Floor
San Francisco, CA 94102

Office of the Clerk
U.S.D.C. District of Colorado
Alfred A. Arraj United States Courthouse
Room A105
901 19th Street
Denver, CO 80294

Office of the Clerk
U.S.D.C. Central District of California
Southern Division
411 West Fourth Street, Room 1053
Santa Ana, CA 92701

Office of the Clerk
U.S.D.C. Northern District of California
Oakland Division
1301 Clay Street
Oakland, CA 94612-5212


SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH, D.C. 202
SECTION

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUND CLASS ACTION SETTLEMENT PARTICIPATION LITIGATION	MDL DOCKET NO.: 1678 CERTIFICATE OF SERVICE WITH ATTACHED MASTER SERVICE LIST

I, Karen J. Whidbee, declare:

I am employed in Santa Clara County, California. I am over the age of 18 years and not a party to the within action. My business address is Dechert LLP, 975 Page Mill Road, Palo Alto, CA 94304. I am readily familiar with Dechert LLP's practice for collection and processing of correspondence for mailing with the United States Postal Service. In the ordinary course of business, correspondence would be deposited with the United States Postal Service on this date.

On this date, I served **Notice of Entry of Voluntary Dismissal of Action** on each individual and entity listed on Schedule A of the attached Master Service List, by placing the document(s) described above in an envelope addressed as indicated below, which I sealed. I placed the envelope(s) for collection and mailing with the United States Postal Service on this day, following ordinary business practices at Dechert LLP.

Pursuant to Rule 5.2(a) of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, the reason that individual defendants in the related actions other than those on the attached Master Service List have not been served is that such individuals have not yet appeared in any of the related actions, proofs of service have not been filed in those actions that would indicate those individuals' addresses, and we do not otherwise know these individuals last known addresses. To the extent that these individuals are officers and/or directors of the defendant entities served on the attached Master Service List, service of those entities may provide the individual defendants notice of this filing.

This is the 31st day of January, 2005.

Karen Whidbee

MASTER SERVICE LIST
SCHEDULE A

Perry Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Jeanne Masden and Don Masden; Miguel Rivera; Jack Prichard, George Rickenbrode, and Joe Rogers; Jimmie H. Fort, James Moye and Barbara Moye; Frank Polivka; Carrol B. Montgomery and Kenneth Parks; George McWilliams and Paul E. Rollins; Billy Hudson, Paul Oliver and Rose Oliver; David Hoppe, Judith Hoppe and John Mitchell

David Pastor
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

David Emblad; Jackie Lefler and Fred Salmo; Richard Chambers, Beverly Chambers, Diane Kowlaski and Dennis Renfroe; Lindy Stoker and James Yarbrough; William Stegall; Brack Collins, Charles Davidson, and Henry Hoover

Paul R. Kiesel, Esq.
William L. Larson, Esq.
Patrick DeBlase, Esq.
Kiesel, Boucher & Larson, LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Frieda Barnes and E.P. Brignac, E.P. Brignac and Roger Brunelli; Fayetta James and George McWilliams; B.E. Binford and Robert Wells

Evan J. Smith
Marc L. Ackerman
Brodsky & Smith, LLC
20 Brace Road, Suite 112
Cherry Hill, NJ 08034

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney &
Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

William Johns, Angeline McAfee and Robert McDermott; Caroline Hamilton and James Jacobs; B.E. Binford, Jackie Binford and Henry Wydel; Norman Beugli, Gorman L. Dull, Anna Dull and Paul Mecker

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Avo Hogan and Julian W. Meadows

Marvin A. Miller
Jennifer W. Sprengel
Matthew E. Van Tine
Miller Faucher and Cafferty
LLP
30 North LaSalle Street, Suite
3200
Chicago, IL 60602

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney &
Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

James Jacobs; Robert McDermott and George McWilliams; James T. Griffin; Gorman L. Dull, Anna Dull and Julian W. Meadows

Office of the General Counsel
Bank of America, Inc.
100 Tyron Street, 33rd Floor
Charlotte, NC 28255

Office of the General Counsel
Bank of America Capital Management, LLC
40 West 57th Street
New York, NY 10019

Office of the General Counsel
Marsico Capital Management, LLC
1200 17th Street, Suite 1300
Denver, CO 80202

Office of the General Counsel
Nations Funds
c/o Bank of America
100 Tryon Street
Charlotte, NC 28255

Office of the General Counsel
Goldman, Sachs & Company
85 Broad Street
New York, NY 10004

Office of the General Counsel
Goldman, Sachs Asset Management, L.P.
85 Broad Street
New York, NY 10004

Office of the General Counsel
Oppenheimer Funds, Inc.
225 Liberty Street, 11th Floor
2 World Financial Center
New York, NY 10281

Office of the General Counsel
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

Dwight B. Crane
Harvard Business School
Morgan Hall, #375
Boston, MA 02163

Office of the General Counsel
Oppenheimer & Co., Inc.
125 Broad Street
New York, NY 10004

Jerome H. Miller
c/o R. Jay Gerken
399 Park Avenue, 4th Floor
New York, NY 10022

Paul R. Ades, PLLC
181 W. Main Street, Suite C
Babylon, NY 11702

R. Jay Gerken, CFA
CAM
399 Park Avenue, 4th Floor
New York, NY 10022

Frank G. Hubbard
Avatar International, Inc.
87 Whittrredge Road
Summit, NJ 07901

Burt N. Dorsett
201 E. 62nd Street
New York, NY 10021

Ken Miller
Young Stuff Apparel Group, Inc.
930 Fifth Avenue, Suite 610
New York, NY 10021

Stephen E. Kaufman
277 Park Avenue, 47th Floor
New York, NY 10172

Herbert Barg
1460 Drayton Lane
Wynnewood, PA 19096

Cornelius C. Rose, Jr.
P. O. Box 5388
West Lebanon, NH 03784

Elliot S. Jaffe
The Dress Barn, Inc
30 Dunnigan Drive
Suffern, NY 10901

Office of the General Counsel
Citigroup Global Markets Holdings Inc.
f/k/a Salomon Smith Barney Holdings, Inc.
388 Greenwich Street
New York, NY 10013

Joseph J. McCann
200 Oak Park Place
Suite One
Pittsburgh, PA 15243

Office of the General Counsel
Salomon Smith Barney, Inc.
n/k/a Citigroup Global Markets, Inc.
and d/b/a Smith Barney Asset Management
399 Park Avenue
New York, NY 10022

Office of the General Counsel
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Walter E. Auch
6001 N. 62nd Place
Paradise Valley, AZ 85253

Office of the General Counsel
Citigroup Asset Management
399 Park Avenue, 7th Floor
New York, NY 10043

Edward M. Roob
841 Woodbine Lane
Northbrook, IL 60002

Office of the General Counsel
Smith Barney Fund Management, LLC
399 Park Avenue, 4th Floor
New York, NY 10022

J. Mikesell Thomas
c/o UBS Global Asset Management
One N. Wacker Drive
Chicago, IL 60606

Frank K. Reilly
Mendoza College of Business
University of Notre Dame
Notre Dame, IN 46556-5649

Office of the General Counsel
UBS Financial Services, Inc.
1285 Avenue of the Americas
New York, NY 10019

Adela Cepeda
A.C. Advisory, Inc.
161 N. Clark Street, Suite 4975
Chicago, IL 60601

Office of the General Counsel
UBS Global Asset Management (New York), Inc.
51 W. 52nd Street, 23rd Floor
New York, NY 10019-6076

Margo N. Alexander
c/o UBS Global Asset Management
57 W. 52nd Street
New York, NY 10019

Office of the General Counsel
Marsico Capital Management, LLC
1200 17th Street, #1300
Denver, CO 80202

Office of the General Counsel
UBS Global Asset Management Americas, Inc.
One N. Wacker Dr., 37th Floor
UBS Tower
Chicago, IL 60606

Office of the General Counsel
Westwood Management Corporation
300 Crescent Ct., #1300
Dallas, TX 75201

Office of the General Counsel
ICM Asset Management, Inc.
601 W. Main Avenue, #600
Spokane, WA 99201

Office of the General Counsel
J. & W. Seligman & Co., Inc.
100 Park Avenue, 7th Floor
New York, NY 10017

Norman S. Edelcup
244 Atlantic Isles
Sunny Isles Beach, FL 33160

Harold W. Milner
2293 Morningstar Drive
Park City, UT 84060

David A. Silverman, M.D.
146 Central Park West
New York, NY 10024

Office of the General Counsel
BAMCO, Inc.
767 5th Avenue, 49th Floor
New York, NY 10053

Robert Matza
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Jeffrey S. Maurer
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Office of the General Counsel
SSGA Funds Management, Inc.
One Lincoln Street, 27th Floor
Boston, MA 02111-2900

Office of the General Counsel
Delaware Investments
2005 Market Street
Philadelphia, PA 19103

Office of the General Counsel
Institutional Capital Corporation
225 W. Wacker Dr., #2400
Chicago, IL 60606-6304

Office of the General Counsel
Ariel Capital Management, LLC
200 E. Randolph Dr., 29th Floor
Chicago, IL 60601

Office of the General Counsel
Seligman, Inc.
100 Park Avenue, 7th Floor
New York, NY 10017

Charles N. Mathewson
9295 Prototype Road
Reno, NV 89521

Raymond Noveck
31 Karen Road
Waban, MA 02168

Office of the General Counsel
Baron Capital Group, Inc.
767 5th Avenue, 49th Floor
New York, NY 10053

Jeffrey B. Lane
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Peter E. Sundman
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Office of the General Counsel
Neuberger Berman Management, Inc.
605 Third Avenue
New York, NY 10158

Office of the General Counsel
Gabelli Asset Management Company
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Gabelli Advisors, Inc.
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Nuveen Institutional Advisory Corporation
333 W. Wacker Drive, 33rd Floor
Chicago, IL 60606

Office of the General Counsel
NWQ Investment Management Company, LLC
2049 Century Park E., 4th Floor
Los Angeles, CA 90067

Office of the General Counsel
Columbia Management Group, Inc.
100 Federal Street
Boston, MA 02110

Kevin Handwerker
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Jack Rivkin
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Office of the General Counsel
Neuberger Berman, Inc.
605 Third Avenue
New York, NY 10158

Office of the General Counsel
Neuberger Berman, LLC
605 Third Avenue
New York, NY 10158

Office of the General Counsel
Gabelli Asset Management, Inc.
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Gabelli Funds, LLC
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Nuveen Investments, Inc.
333 W. Wacker Drive, 33rd Floor
Chicago, IL 60606

Office of the General Counsel
Putnam Investment Management, Inc.
One Post Office Square
Boston, MA 02109

Office of the General Counsel
Institutional Capital Corporation
225 W. Wacker Drive, #2400
Chicago, IL 60606

Office of the General Counsel
Columbia Wanger Asset Management, LP
227 West Monroe Street
Suite 3000
Chicago, IL 60606

Office of the General Counsel
Rittenhouse Asset Management, Inc.
Five Radner Corp. Ctr., #300
Radnor, PA 19087

Office of the General Counsel
SSGA Funds Management, Inc.
One Lincoln Street, 27th Floor
Boston, MA 02111-3000

Office of the General Counsel
Putnam Investments, LLC
One Post Office Square
Boston, MA 02109

Office of the General Counsel
Eaton Vance Corp.
255 State Street
Boston, MA 02109

Office of the General Counsel
Columbia Management Advisors, Inc.
One East Avenue
Rochester, NY 14604

Office of the General Counsel
Atlanta Capital Management Co., LLC
Two Midtown Plaza #1600
1349 W. Peachtree Street
Atlanta, GA 30309

Office of the General Counsel
State Street Corporation
225 Franklin Street
Boston, MA 02110

Office of the General Counsel
John Hancock Advisers, LLC
101 Huntington Avenue
Boston, MA 02199-7603

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State Street Research & Management Company
One Financial Center, 31st Floor
Boston, MA 02111-2690

Office of the General Counsel
Nicholas-Applegate Capital Management
600 West Broadway
San Diego, CA 92101

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Boston Management and Research
255 State Street
Boston, MA 02109

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Shay Assets Management, Inc.
230 West Monroe Street
Chicago, IL 60606

Office of the General Counsel
John Hancock Financial Services, Inc.
200 Clarendon Street
Boston, MA 02117

Office of the General Counsel
Fund Asset Management, LP
P.O. Box 9011
Princeton, NY 08543-9011

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Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116

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MFS Investment Management, Inc.
500 Boylston Street
Boston, MA 02116

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Charles Schwab Corporation
120 Kearny Street
San Francisco, CA 94108

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Dodge & Cox Funds
One Sansome Street, 35th Floor
San Francisco, CA 94104

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Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

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Cooke and Bieler, LP
1700 Market Street
Philadelphia, PA 19103

Office of the General Counsel
Merrill Lynch Investment Management, L.P.
800 Scudders Mill Road
Plainsboro, NY 08536

Arne H. Carlson
901 S. Marquette Avenue
Minneapolis, MN 55402

Office of the General Counsel
Independence Investment, LLC
101 Huntington Avenue
Boston, MA 02199-7603

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Pzena Investment Management, LLC
120 West 45th Street
New York, NY 10036

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Sustainable Growth Advisers, LP
Three Stamford Plaza
301 Tresser Boulevard, Suite 1310
Stamford, CT 06901

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American Fund Advisors, Inc.
1415 Kellum Pl., #205
Garden City, NY 11530

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Charles Schwab Investment Management, Inc.
120 Kearny Street
San Francisco, CA 94108

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Dodge & Cox Funds Investment Advisers
One Sansome Street, 35th Floor
San Francisco, CA 94104

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Wells Fargo Fund Management, LLC
525 Market Street
San Francisco, CA 94163

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Wells Capital Management, Inc.
525 Market Street
San Francisco, CA 94163

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Merrill Lynch & Co., Inc.
Four World Financial Center
New York, NY 10080

Livio D. Desimone
30 Seventh Street East
Suite 3050
St. Paul, MN 55101

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Merrill Lynch, Pierce, Fenner & Smith Inc.
800 Scudders Mill Road
Plainsboro, NY 08536

Anne P. Jones
901 S. Marquette Avenue
Minneapolis, MN 55402

Philip J. Carroll, Jr.
901 S. Marquette Avenue
Minneapolis, MN 55402

Alan G. Quasha
901 S. Marquette Avenue
Minneapolis, MN 55402

Heinz F. Hutter
901 S. Marquette Avenue
Minneapolis, MN 55402

Alison Taunton-Rigby
901 S. Marquette Avenue
Minneapolis, MN 55402

Stephen R. Lewis, Jr.
901 S. Marquette Avenue
Minneapolis, MN 55402

Stephen W. Roszell
50238 AXP Financial Center
Minneapolis, MN 55474

Alan K. Simpson
1201 Sunshine Avenue
Minneapolis, MN 55402

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American Express Company
American Express Tower
World Financial Center
New York, NY 10285

Barbara H. Fraser
1546 AXP Financial Center
Minneapolis, MN 55474

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American Century Investment Management, Inc.
4500 Main Street
Kansas City, MO 64111

William F. Truscott
53600 AXP Financial Center
Minneapolis, MN 55474

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Lord Abbett and Co. LLC
90 Hudson Street, 11th Floor
Jersey City, NJ 07302

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American Express Financial Corp.
200 AXP Financial Center
Minneapolis, MN 55474

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Calamos Asset Management, Inc.
1111 E. Warrenville Road
Naperville, IL 60563

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Wellington Management Company LLP
75 State Street, 19th Floor
Boston, MA 02109-1809

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The Oakmark Family of Funds Trust
Two N. LaSalle Street, Suite 500
Chicago, IL 60602

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Calamos Holdings, LLC
1111 E. Warrenville Road
Naperville, IL 60563

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Van Kampen Funds, Inc.
One Parkview Plaza
Villa Park, IL 60181

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Federated Investment Management Corp.
1001 Liberty Avenue
Pittsburgh, PA 15222

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AIM Investments, Ltd
11 Greenway Plaza, Suite 100
Houston, TX 77046

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AIM Capital Management, Inc.
11 Greenway Plaza, Suite 100
Houston, TX 77046

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Gartmore Mutual Funds Inc.
River Park 2
1200 River Road
Conshohocken, PA 19428

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Northpointe Capital LLC
101 W. Big Beaver Road #745
Troy, MI 48084

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Gartmore Separate Accounts LLC
94 North Broadway
Irvington, NY 10533

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The Vanguard Corporation
1601 N. Front Street
Harrisburg, PA 17102

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Mellon Capital Management Corp.
595 Market Street, Suite 3000
San Francisco, CA 94105

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Harris Associates, L.P.
Two N. LaSalle Street, Suite 500
Chicago, IL 60602

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Van Kampen Asset Management, Inc.
1221 Avenue of the Americas
New York, NY 10020

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Federated Investors, Inc.
1001 Liberty Avenue
Pittsburgh, PA 15222

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Federated Equity Management Company of PA
1001 Liberty Avenue
Pittsburgh, PA 15222

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AIM Advisors, Inc.
11 Greenway Plaza, Suite 100
Houston, TX 77046

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INVESCO Institutional (N.A.), Inc.
One Midtown Plaza
1360 Peachtree Street, N.E. #100
Atlanta, GA 30309

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Gartmore Mutual Fund Capital Trust
1200 River Road
Conshohocken, PA 19428

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Fund Asset Management, LP
P.O. Box 9011
Princeton, NJ 08543-9011

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Gartmore Global Partners
1200 River Road
Conshohocken, PA 19428

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Wellington Management Co., LLP
75 State Street
Boston, MA 02110

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Vanguard Advisers, Inc.
100 Vanguard Boulevard
Malvern, PA 19355

Office of the General Counsel
Franklin Portfolio Associates, LLC
Two International Place
Boston, MA 02110

Office of the General Counsel
Primecap Management Co.
225 South Lake Avenue
Pasadena, CA 91101

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Turner Investment Partners, Inc.
1205 Westlakes Drive, Suite 100
Berwyn, PA 19132

Office of the General Counsel
John A. Levin & Co
One Rockefeller Plaza, 19th Flr
New York, NY 10020

Office of the General Counsel
Chartwell Investment Partners
1235 Westlakes Drive, Suite 400
Berwyn, PA 19312

Office of the General Counsel
Provident Investment Council, Inc.
300 North Lake Avenue
Pasadena, CA 91101

Office of the General Counsel
Grantham Mayo Van Otterloo & Co., LLC
40 Rowes Wharf
Boston, MA 02110

Office of the General Counsel
Granahan Investment Management, Inc.
275 Wyman Street
Waltham, MA 02451

Office of the General Counsel
Equinox Capital Management, LLC
590 Madison Avenue, 41st Floor
New York, NY 10022

Office of the General Counsel
Barrow, Hanley, Mewhinney & Strauss Inc.
One McKinney Plaza
3232 McKinney Avenue, 15th Flr
Dallas, TX 75204

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Tukman Capital Management, Inc.
60 East Sir Francis Drake Blvd.
Larkspur, CA 94939

Office of the General Counsel
Bernstein Investment Research and Mgmt
767 5th Avenue
New York, NY 10153

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Hotchkis & Wiley Capital Mgmt, LLC
725 South Figueroa Street
39th Floor
Los Angeles, CA 90017

Dechert LLP
Gidon M. Caine, State Bar No. 188110
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorneys for Defendants
HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM A. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, and Nonparty DODGE & COX, INCORPORATED

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUND CLASS ACTION SETTLEMENT PARTICIPATION LITIGATION	MDL DOCKET NO: 1678
E.P. BRIGNAC and ROGER BRUNELLI, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM A. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, DODGE & COX INVESTMENT ADVISERS, and JOHN DOES NO. 1 through 100, Defendants.	**NOTICE OF ENTRY OF VOLUNTARY DISMISSAL OF ACTION**

PLEASE TAKE NOTICE that on January 27, 2005, Plaintiffs' Request for Dismissal, dismissing this action, was filed with the Court. A true and correct copy of the Request for Dismissal is attached hereto as Exhibit A.

DATED: January 31, 2004

DECHERT LLP

By [signature]
Gidon M. Caine
Attorneys for Defendants
HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM A. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, AND Nonparty DODGE & COX, INCORPORATED

Exhibit A

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Attorneys for Plaintiffs,
E.P. BRIGNAC and ROGER BRUNELLI,
on Behalf of Themselves and All Others
Similarly Situated

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA, SAN FRANCISCO DIVISION

E.P. BRIGNAC and ROGER BRUNELLI, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM F. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, DODGE & COX INVESTMENT ADVISERS, and JOHN DOES NO. 1 through 100, Defendants.	CASE NUMBER: C 05 00153 (JL) **CLASS ACTION** **REQUEST FOR DISMISSAL**

Pursuant to Fed. R. Civ. 41(a), plaintiffs hereby dismiss this action, which has not been certified as a class action, without prejudice.

Dated: January 26, 2005

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard

Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: 214/521.3605
Facsimile: 214/520.1181

J. Allen Carney, Esq.
Hank Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: 501/312.8500
Facsimile: 501/312.8505

U.S. District Court
Northern District of California
Notice of Electronic Filing or Other Case Activity

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---

The following transaction was received from Caine, Gidon M. on 1/27/2005 at 5:50 PM PST

Case Name: Brignac v. Brunelli et al
Case Number: 3:05-cv-153
Filer: Dodge & Cox Funds
Document Number: 4

Docket Text:
STIPULATION of Dismissal *(Request for Dismissal)* by Dodge & Cox Funds. (Caine, Gidon) (Filed on 1/27/2005)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: Dismissal for Brignac.PDF
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/27/2005] [FileNumber=1671055-0]
[40c381bcbeec70caad5843fcda3c0f84304b96c7a8a51b54e7068ee8c61ca485bfffd
3162579692f65f2ed000b7cd73e0e486f93ed6db025e0935bc22e4ad8e9]]

3:05-cv-153 Notice will be electronically mailed to:

3:05-cv-153 Notice will NOT be electronically mailed to:

Patrick DeBlase
Kiesel,Boucher & Larson LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Paul R. Kiesel
Kiesel, Boucher & Larson
8648 Wilshire Boulevard
Beverly Hills, CA 90211

William L. Larson
Kiesel Boucher & Larson LLP
8648 Wilshire Blvd.
Beverly Hills, CA 90211